Exhibit 99.2



CommonWealth REIT
Third Quarter 2013
Supplemental Operating and Financial Data

1600 Market Street, Philadelphia, PA.
Square Feet: 825,968.

All amounts in this report are unaudited.

TABLE OF CONTENTS

TABLE OF CONTENTS



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TABLE OF CONTENTS (continued)

TABLE OF CONTENTS (continued)

EXHIBIT

EXHIBITS

References in this Supplemental Presentation of Operating and Financial Data report to "CWH", "we", "us" or "our" refer to CommonWealth REIT and its consolidated subsidiaries, as of September 30, 2013, unless the context indicates otherwise. On July 2, 2013, Select Income REIT, or SIR, completed an underwritten public offering of its common shares, at which time we ceased to own a majority of SIR's common shares. Accordingly, following July 2, 2013, we no longer consolidate our investment in SIR and we account for our investment under the equity method in our financial reports after July 2, 2013. The data presented in this Supplemental Presentation of Operating and Financial Data report include SIR's financial position and results of operations for periods prior to July 2, 2013 when SIR was our consolidated subsidiary, unless the context indicates otherwise.



WARNING CONCERNING FORWARD LOOKING STATEMENTS

THIS PRESENTATION OF SUPPLEMENTAL OPERATING AND FINANCIAL DATA CONTAINS STATEMENTS THAT CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS. ALSO, WHENEVER WE USE WORDS SUCH AS "BELIEVE", "EXPECT", "ANTICIPATE", "INTEND", "PLAN", "ESTIMATE" OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS ARE BASED UPON OUR PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. FORWARD LOOKING STATEMENTS IN THIS REPORT RELATE TO VARIOUS ASPECTS OF OUR BUSINESS, INCLUDING:

- THE RESULTS OF PENDING, THREATENED OR FUTURE LEGAL AND ARBITRATION PROCEEDINGS, INCLUDING CLAIMS REGARDING THE PUBLIC OFFERING AND SALE OF 34,500,000 OF OUR COMMON SHARES COMPLETED ON MARCH 5, 2013, THE PUBLIC OFFERING AND SALE OF 9,950,000 COMMON SHARES OF GOVERNMENT PROPERTIES INCOME TRUST, OR GOV, THAT WE PREVIOUSLY OWNED COMPLETED ON MARCH 15, 2013, AND MATTERS RELATED TO THE PURPORTED CONSENT SOLICITATION BY CORVEX MANAGEMENT LP, OR CORVEX, RELATED FUND MANAGEMENT, LLC AND CERTAIN OF THEIR AFFILIATES, OR TOGETHER WITH CORVEX, CORVEX/RELATED,

- POSSIBLE DISRUPTION OR HARM TO OUR BUSINESS AS A RESULT OF THE CORVEX/RELATED CONSENT SOLICITATION OR OTHER ACTIVITIES BY CORVEX/RELATED,

- POSSIBLE DISRUPTION OR HARM TO OUR BUSINESS OR A MATERIAL CHANGE IN OUR FINANCIAL POSITION AS A RESULT OF THE REMOVAL OF OUR BOARD OF TRUSTEES OR A CHANGE IN OUR MANAGEMENT IF THE CORVEX/RELATED CONSENT SOLICITATION IS DETERMINED TO BE LEGALLY EFFECTIVE,

- THE FUTURE AMOUNT OF LEASING ACTIVITY AND OCCUPANCY RATES AT OUR PROPERTIES,

- THE FUTURE RENT RATES WE WILL BE ABLE TO CHARGE AT OUR PROPERTIES,

- THE COSTS WE MAY INCUR TO LEASE SPACE IN OUR PROPERTIES,

- OUR ABILITY TO PAY DISTRIBUTIONS TO OUR SHAREHOLDERS AND THE AMOUNTS OF SUCH DISTRIBUTIONS,

- THE CREDIT QUALITY OF OUR TENANTS,

- THE LIKELIHOOD THAT OUR TENANTS WILL PAY RENT, RENEW LEASES, ENTER INTO NEW LEASES OR BE AFFECTED BY CYCLICAL ECONOMIC CONDITIONS,

- OUR ACQUISITIONS AND SALES OF PROPERTIES,

- OUR ABILITY TO COMPETE FOR ACQUISITIONS AND TENANCIES EFFECTIVELY,

- OUR ABILITY TO PAY INTEREST ON AND PRINCIPAL OF OUR DEBT,

- OUR POLICIES AND PLANS REGARDING INVESTMENTS, FINANCINGS AND DISPOSITIONS,

- THE FUTURE AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY,

- OUR ABILITY TO RAISE EQUITY OR DEBT CAPITAL,

- OUR EXPECTATION THAT WE WILL BENEFIT FINANCIALLY FROM OUR OWNERSHIP INTEREST IN SIR,

- OUR TAX STATUS AS A REAL ESTATE INVESTMENT TRUST, OR REIT, AND

- OTHER MATTERS.

OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. FACTORS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FORWARD LOOKING STATEMENTS AND UPON OUR BUSINESS, RESULTS OF OPERATIONS, FINANCIAL CONDITION, NET OPERATING INCOME, OR NOI, CASH BASIS NOI, FUNDS FROM OPERATIONS, OR FFO, NORMALIZED FFO, EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION, OR EBITDA, EBITDA AS ADJUSTED, OR ADJUSTED EBITDA, CASH AVAILABLE FOR DISTRIBUTION, OR CAD, CASH FLOWS, LIQUIDITY AND PROSPECTS INCLUDE, BUT ARE NOT LIMITED TO:

- THE RESULTS ACHIEVED IN OUR PENDING LITIGATION OR ARBITRATION PROCEEDINGS,

- THE IMPACT OF CHANGES IN THE ECONOMY AND THE CAPITAL MARKETS ON US AND OUR TENANTS,

- COMPETITION WITHIN THE REAL ESTATE INDUSTRY, PARTICULARLY IN THOSE MARKETS IN WHICH OUR PROPERTIES ARE LOCATED,

- ACTUAL AND POTENTIAL CONFLICTS OF INTEREST WITH OUR MANAGING TRUSTEES, SIR, REIT MANAGEMENT & RESEARCH LLC, OR RMR, AND THEIR RELATED PERSONS AND ENTITIES,

- COMPLIANCE WITH, AND CHANGES TO, FEDERAL, STATE AND LOCAL LAWS AND REGULATIONS, ACCOUNTING RULES, TAX LAWS AND SIMILAR MATTERS,

WARNING CONCERNING FORWARD LOOKING STATEMENTS



- LIMITATIONS IMPOSED ON OUR BUSINESS AND OUR ABILITY TO SATISFY COMPLEX RULES IN ORDER FOR US TO QUALIFY AS A REIT FOR U.S. FEDERAL INCOME TAX PURPOSES, AND

- ACTS OF TERRORISM, OUTBREAKS OF SO CALLED PANDEMICS OR OTHER MANMADE OR NATURAL DISASTERS BEYOND OUR CONTROL.

FOR EXAMPLE:

- ON JUNE 21, 2013, CORVEX DELIVERED A LETTER TO US ASSERTING THAT OUR BOARD OF TRUSTEES HAD BEEN REMOVED AND NO LONGER HAS AUTHORITY TO ACT FOR US BY REASON OF A PURPORTED SHAREHOLDERS' CONSENT SOLICITATION. WE BELIEVE THIS PURPORTED SHAREHOLDERS' CONSENT SOLICITATION HAS NO LEGAL EFFECT. THE LEGAL EFFECTIVENESS OF THE CORVEX/RELATED ACTIVITIES TO REMOVE OUR ENTIRE BOARD OF TRUSTEES IS CURRENTLY THE SUBJECT OF LEGAL PROCEEDINGS BEFORE AN ARBITRATION PANEL UNDER THE AUSPICES OF THE AMERICAN ARBITRATION ASSOCIATION AND WE CURRENTLY EXPECT THAT THE ARBITRATION PANEL WILL ISSUE A RULING ON OR BEFORE NOVEMBER 29, 2013. THE RESULTS OF LITIGATION AND ARBITRATION PROCEEDINGS ARE DIFFICULT TO PREDICT AND WE ARE UNABLE TO PROVIDE ANY ASSURANCES REGARDING SUCH RESULTS OR THE ACTUAL TIMING OF THE ISSUANCE OF ANY RULING BY THE ARBITRATION PANEL,

- A DETERMINATION BY THE ARBITRATION PANEL THAT OUR ENTIRE BOARD OF TRUSTEES HAS BEEN REMOVED AS A RESULT OF THE CORVEX/RELATED CONSENT SOLICITATION COULD CAUSE SEVERAL ADVERSE CONSEQUENCES TO OUR CONTINUED OPERATIONS, INCLUDING: (I) DEFAULT OF OUR REVOLVING CREDIT FACILITY AND TERM LOAN AGREEMENTS PERMITTING OUR LENDERS TO ACCELERATE REPAYMENTS, (II) ACTIVATION OF DILUTIVE EQUITY CONVERSION RIGHTS UNDER OUR SERIES D CUMULATIVE CONVERTIBLE PREFERRED SHARES, (III) POSSIBLE DEFAULTS OF CERTAIN OF OUR MORTGAGE DEBT OBLIGATIONS, (IV) POSSIBLE CROSS DEFAULTS OF OUR OTHER DEBT OBLIGATIONS INCLUDING OUR APPROXIMATELY $1.5 BILLION OF UNSECURED NOTES, AND (V) OUR FAILURE TO MEET NEW YORK STOCK EXCHANGE AND SECURITIES AND EXCHANGE COMMISSION, OR SEC, REQUIREMENTS TO ALLOW OUR SECURITIES TO CONTINUE TO BE PUBLICLY TRADED. ON JUNE 19, 2013, CORVEX/RELATED FILED WITH THE SEC A PUBLIC STATEMENT INDICATING THAT IN THE EVENT OUR BOARD OF TRUSTEES IS REMOVED AS A RESULT OF THE CORVEX/RELATED CONSENT SOLICITATION, THEY WILL OFFER TO BUY 51% OF THE DEBT OUTSTANDING UNDER OUR REVOLVING CREDIT FACILITY AND TERM LOAN AGREEMENTS AT PAR VALUE TO PREVENT THE ACCELERATION OF SUCH LOANS. HOWEVER, WAIVERS OF DEFAULTS UNDER OUR REVOLVING CREDIT FACILITY AND TERM LOAN AGREEMENTS REQUIRE THE APPROVAL OF TWO THIRDS OF OUR LENDERS BY AMOUNT. WE CANNOT GUARANTEE THAT CORVEX/RELATED WILL BE SUCCESSFUL IN BUYING ANY OF OUR OUTSTANDING DEBTS OR CREDIT COMMITMENTS OR IN PREVENTING THE ACCELERATION OF SUCH LOANS,

- OUR BOARD OF TRUSTEES RECENTLY DECLARED A REGULAR DISTRIBUTION PAYABLE ON OUR PREFERRED AND COMMON SHARES THAT ARE PAYABLE TO HOLDERS OF OUR PREFERRED SHARES ON NOVEMBER 1, 2013, AND HOLDERS OF OUR COMMON SHARES ON OCTOBER 25, 2013. WE EXPECT TO PAY OUR DISTRIBUTIONS ON OUR PREFERRED SHARES ON OR ABOUT NOVEMBER 15, 2013, AND ON OUR COMMON SHARES ON OR ABOUT NOVEMBER 22, 2013. IN THE EVENT THAT THE ARBITRATION PANEL DETERMINES THAT OUR BOARD OF TRUSTEES HAS BEEN REMOVED AS A RESULT OF THE CORVEX/RELATED CONSENT SOLICITATION, OUR DISTRIBUTION DECLARATIONS MAY BE VOID, THE DISTRIBUTIONS MAY NOT BE PAID ON NOVEMBER 15 AND NOVEMBER 22, 2013, AS APPLICABLE, OR EVER, OR, IF THEY ARE PAID, THOSE DISTRIBUTIONS AND OTHER DISTRIBUTIONS WE HAVE MADE SINCE ON OR ABOUT JUNE 21, 2013, MAY BE RECLAIMED BY CWH,

- WE ARE CURRENTLY INVOLVED IN A NUMBER OF LITIGATION AND ARBITRATION PROCEEDINGS. THE RESULTS OF SUCH PROCEEDINGS ARE DIFFICULT TO PREDICT AND WE CAN PROVIDE NO ASSURANCES REGARDING SUCH RESULTS. EVEN IF WE ARE SUCCESSFUL IN SUCH LEGAL PROCEEDINGS, THE PENDENCY AND CONDUCT OF SUCH PROCEEDINGS MAY BE EXPENSIVE AND DISTRACTING TO OUR MANAGEMENT, AND COULD BE DISRUPTIVE TO OUR OPERATIONS OR CAUSE US TO EXPERIENCE LOSSES,

- THE CURRENT HIGH UNEMPLOYMENT RATE IN THE UNITED STATES MAY CONTINUE FOR A LONG TIME OR BECOME WORSE. SUCH CIRCUMSTANCES MAY REDUCE DEMAND FOR LEASING OFFICE SPACE. IF THE DEMAND FOR LEASING OFFICE SPACE REMAINS, OR BECOMES FURTHER, DEPRESSED, WE MAY BE UNABLE TO RENEW LEASES WITH OUR TENANTS AS LEASES EXPIRE OR ENTER INTO NEW LEASES AT RENTAL RATES AS HIGH AS EXPIRING RATES, AND OUR FINANCIAL RESULTS MAY DECLINE,

- SOME OF OUR TENANTS MAY NOT RENEW EXPIRING LEASES, AND WE MAY BE UNABLE TO LOCATE NEW TENANTS TO MAINTAIN OR INCREASE THE HISTORICAL OCCUPANCY RATES OF, OR RENTS FROM, OUR PROPERTIES,

- OUR COSTS FOR TENANT IMPROVEMENTS AND LEASING COMMISSIONS MAY CONTINUE AT HIGH RATES OR EVEN INCREASE, AND ANY INVESTMENTS WE MAY MAKE IN AN ATTEMPT TO INCREASE OR MAINTAIN OUR OCCUPANCIES MAY NOT SUCCEED,



- LOWERING OUR HISTORICAL COMMON SHARE DISTRIBUTION RATE BEGINNING IN THE FOURTH QUARTER OF 2012 MAY ALLOW US TO RETAIN MORE CASH FLOW, WHICH COULD ALLOW US TO MORE AGGRESSIVELY LEASE SPACE AND INCREASE OCCUPANCY AT OUR PROPERTIES. HOWEVER, THERE IS NO GUARANTEE THAT WE WILL BE SUCCESSFUL IN LEASING SPACE AND NO GUARANTEE THAT OUR OCCUPANCY WILL INCREASE AS A DIRECT OR INDIRECT RESULT OF LOWERING OUR COMMON SHARE DISTRIBUTION RATE OR OTHERWISE,

- OUR ABILITY TO MAKE FUTURE DISTRIBUTIONS DEPENDS UPON A NUMBER OF FACTORS, INCLUDING OUR FUTURE EARNINGS, THE CAPITAL COSTS WE INCUR TO LEASE OUR PROPERTIES AND OUR RECEIPT OF DISTRIBUTIONS FROM SIR UNLESS AND UNTIL WE MAY SELL OUR SIR SHARES. WE MAY BE UNABLE TO MAINTAIN OUR CURRENT RATE OF DISTRIBUTIONS ON OUR COMMON AND PREFERRED SHARES, AND FUTURE DISTRIBUTIONS MAY BE SUSPENDED,

- CONTINUED AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY IS SUBJECT TO OUR SATISFYING CERTAIN FINANCIAL COVENANTS AND MEETING OTHER CUSTOMARY CREDIT FACILITY CONDITIONS,

- ACTUAL COSTS UNDER OUR REVOLVING CREDIT FACILITY WILL BE HIGHER THAN LIBOR PLUS A PREMIUM BECAUSE OF OTHER FEES AND EXPENSES ASSOCIATED WITH OUR REVOLVING CREDIT FACILITY,

- INCREASING THE MAXIMUM BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY AND TERM LOAN IS SUBJECT TO OUR OBTAINING ADDITIONAL COMMITMENTS FROM LENDERS, WHICH MAY NOT OCCUR,

- OUR ABILITY TO GROW OUR BUSINESS AND INCREASE OUR DISTRIBUTIONS DEPENDS, IN PART, UPON OUR ABILITY TO BUY PROPERTIES AND LEASE THEM FOR RENTS, LESS PROPERTY OPERATING EXPENSES, THAT EXCEED OUR CAPITAL COSTS. WE MAY BE UNABLE TO IDENTIFY PROPERTIES THAT WE WANT TO ACQUIRE OR TO NEGOTIATE ACCEPTABLE PURCHASE PRICES, ACQUISITION FINANCING OR LEASE TERMS FOR NEW PROPERTIES,

- CONTINGENCIES IN OUR SALE AGREEMENTS MAY NOT BE SATISFIED AND OUR PENDING SALES MAY NOT OCCUR, MAY BE DELAYED, OR THE TERMS OF SUCH TRANSACTIONS MAY CHANGE,

- WE MAY BE UNABLE TO REPAY OUR DEBT OBLIGATIONS WHEN THEY BECOME DUE,

- RENTS THAT WE CAN CHARGE AT OUR PROPERTIES MAY DECLINE BECAUSE OF MARKET CONDITIONS OR OTHERWISE,

- WE MAY NOT SUCCEED IN SELLING THE PROPERTIES WE HAVE IDENTIFIED FOR SALE FOR PRICES AT LEAST EQUAL TO THEIR NET BOOK VALUE, ON TERMS WE ARE WILLING TO ACCEPT OR OTHERWISE DURING 2013 AND 2014, OR AT ALL. ALSO, THE DETERMINATION TO SELL PROPERTIES AND ANY AGREEMENTS ENTERED INTO WITH RESPECT TO ANY OF OUR PROPERTIES MAY BE CHALLENGED IN THE EVENT THAT THE ARBITRATION PANEL DETERMINES THAT THE CORVEX/RELATED CONSENT SOLICITATION IS LEGALLY EFFECTIVE AND OUR ENTIRE BOARD OF TRUSTEES HAS BEEN REMOVED. ACCORDINGLY, SOME OR ALL OF THE PROPERTIES WE HAVE IDENTIFIED FOR SALE MAY NOT BE SOLD OR THE SALES OF THESE PROPERTIES MAY BE DELAYED,

- THE DISTRIBUTIONS WE RECEIVE FROM SIR MAY DECLINE OR WE MAY BE UNABLE TO SELL OUR SIR SHARES FOR AN AMOUNT EQUAL TO OUR CARRYING VALUE OF THOSE SHARES AND ANY SUCH SALE MAY BE AT A DISCOUNT TO MARKET PRICE BECAUSE OF THE LARGE SIZE OF OUR SIR HOLDINGS, OR OTHERWISE, AND

- WE BELIEVE THAT OUR HISTORICAL AND CONTINUING RELATIONSHIPS WITH SIR, GOV, RMR, AFFILIATES INSURANCE COMPANY, OR AIC, AND THEIR AFFILIATED AND RELATED PERSONS AND ENTITIES HAVE AND MAY CONTINUE TO BENEFIT US AND PROVIDE US WITH COMPETITIVE ADVANTAGES IN OPERATING AND GROWING OUR BUSINESS. IN FACT, THE ADVANTAGES WE BELIEVE WE MAY REALIZE FROM THESE RELATIONSHIPS MAY NOT MATERIALIZE.

THESE RESULTS COULD OCCUR DUE TO MANY DIFFERENT CIRCUMSTANCES, SOME OF WHICH ARE BEYOND OUR CONTROL, SUCH AS THE RESULTS OF OUR PENDING LITIGATION AND ARBITRATION PROCEEDINGS, NATURAL DISASTERS, CHANGES IN OUR TENANTS' FINANCIAL CONDITIONS OR THE MARKET DEMAND FOR LEASED SPACE, OR CHANGES IN CAPITAL MARKETS OR THE ECONOMY GENERALLY.

THE INFORMATION CONTAINED IN OUR FILINGS WITH THE SEC, INCLUDING UNDER THE CAPTION "RISK FACTORS" IN OUR PERIODIC REPORTS, OR INCORPORATED THEREIN, IDENTIFIES OTHER IMPORTANT FACTORS THAT COULD CAUSE DIFFERENCES FROM OUR FORWARD LOOKING STATEMENTS. OUR FILINGS WITH THE SEC ARE AVAILABLE ON THE SEC'S WEBSITE AT WWW.SEC.GOV.

YOU SHOULD NOT PLACE UNDUE RELIANCE UPON OUR FORWARD LOOKING STATEMENTS. EXCEPT AS REQUIRED BY LAW, WE DO NOT INTEND TO UPDATE OR CHANGE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.



CORPORATE INFORMATION

Expedia Building, Bellevue, WA.
Square Feet: 416,503.

COMPANY PROFILE



The Company:

CommonWealth REIT is a real estate investment trust, or REIT, which primarily owns office buildings located throughout the United States. The majority of our properties are office buildings located in central business districts, or CBDs, and suburban areas of major metropolitan markets. We have been investment grade rated since 1994, and we are included in a number of financial indices, including the Russell 1000®, the MSCI US REIT Index, the S&P REIT Composite Index and the FTSE NAREIT Composite Index.

Corporate Headquarters:

Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 332-3990
(f) (617) 332-2261

Stock Exchange Listing:

New York Stock Exchange

NYSE Trading Symbols:

Common Stock -- CWH
Preferred Stock Series D -- CWH-PD
Preferred Stock Series E -- CWH-PE
7.50% Senior Notes due 2019 -- CWHN
5.75% Senior Notes due 2042 -- CWHO

Senior Unsecured Debt Ratings:

Moody's -- Baa3
Standard & Poor's -- BBB-

Portfolio Data (as of 9/30/2013) [1]**:**

Total properties	128
Total sq. ft. (000s)	38,895
Percent leased	88.6%

[1] Excludes properties classified in discontinued operations.



COMPANY PROFILE (continued)

Management:

CWH is managed by Reit Management & Research LLC, or RMR. RMR was founded in 1986 to manage public investments in real estate. As of September 30, 2013, RMR managed a large portfolio of publicly owned real estate, including approximately 1,700 properties located in 46 states, Washington, DC, Puerto Rico, Canada and Australia. RMR has approximately 860 employees in its headquarters and regional offices located throughout the U.S. In addition to managing CWH, RMR also manages Hospitality Properties Trust, or HPT, a publicly traded REIT that owns hotels and travel centers, Senior Housing Properties Trust, or SNH, a publicly traded REIT that primarily owns healthcare, senior living and medical office buildings, Government Properties Income Trust, or GOV, a publicly traded REIT that primarily owns buildings majority leased to government tenants located throughout the U.S., and SIR, a publicly traded REIT that primarily owns net leased, single tenant properties. RMR also provides management services to Five Star Quality Care, Inc., a senior living and healthcare services company that is a tenant of SNH that manages certain of SNH's senior living communities for SNH's account, and TravelCenters of America LLC, or TA, an operator of travel centers which is a tenant of HPT. An affiliate of RMR, Sonesta International Hotels Corporation, is one of HPT's hotel managers. Another affiliate of RMR, RMR Advisors, Inc., is the investment manager of a publicly owned mutual fund which principally invests in securities of unaffiliated real estate companies. The public companies managed by RMR and its affiliates had combined total gross assets of approximately $23.0 billion as of September 30, 2013. We believe that being managed by RMR is a competitive advantage for CWH because of RMR's depth of management and experience in the real estate industry. We also believe RMR provides management services to CWH at costs that are lower than we would have to pay for similar quality services.

Portfolio Concentration by Property Location [1]:

	9/30/2013 No. of Properties	9/30/2013 Sq. Ft.	Q3 2013 Rental Income	Q3 2013 Cash Basis NOI [2]
CBD Properties	29.7%	53.8%	67.5%	63.9%
Suburban Properties	70.3%	46.2%	32.5%	36.1%
Total	100.0%	100.0%	100.0%	100.0%

[1] Excludes properties classified in discontinued operations.

[2] See Exhibit A for the calculation of net operating income, or NOI, and Cash Basis NOI, and for a reconciliation of those amounts to net (loss) income determined in accordance with U.S. generally accepted accounting principles, or GAAP.



INVESTOR INFORMATION

Board of Trustees

Barry M. Portnoy
Managing Trustee

Adam D. Portnoy
Managing Trustee

William A. Lamkin
Independent Trustee

Frederick N. Zeytoonjian
Independent Trustee

Joseph L. Morea
Independent Trustee

Senior Management

Adam D. Portnoy
President

David M. Lepore
Senior Vice President & Chief Operating Officer

John C. Popeo
Treasurer & Chief Financial Officer

Contact Information

Investor Relations
CommonWealth REIT
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 332-3990
(f) (617) 332-2261
(e-mail) info@cwhreit.com
(website) www.cwhreit.com

Inquiries
Financial inquiries should be directed to John C. Popeo,
Treasurer & Chief Financial Officer, at (617) 332-3990
or jpopeo@cwhreit.com.

Investor and media inquiries should be directed to
Timothy A. Bonang, Vice President, Investor Relations, at
(617) 796-8222 or tbonang@cwhreit.com.

RESEARCH COVERAGE



Equity Research Coverage

Bank of America / Merrill Lynch
James Feldman
(212) 449-6339

RBC Capital Markets
Rich Moore
(440) 715-2646

Citigroup
Michael Bilerman
(212) 816-1383

Stifel Nicolaus
John Guinee
(443) 224-1307

JMP Securities
Mitch Germain
(212) 906-3546

Debt Research Coverage

Bank of America / Merrill Lynch
Thomas Truxillo
(980) 386-5212

Credit Suisse
John Giordano
(212) 538-4935

Citigroup
Thomas Cook
(212) 723-1112

Wells Fargo Securities
Thierry Perrin
(704) 715-8455

Rating Agencies

Moody's Investors Service
Lori Marks
(212) 553-1098

Standard & Poor's
Jaime Gitler
(212) 438-5049

CWH is followed by the analysts, and its publicly held debt and preferred shares are rated by the rating agencies, listed above. Please note that any opinions, estimates or forecasts regarding CWH's performance made by these analysts or agencies do not represent opinions, forecasts or predictions of CWH or its management. CWH does not by its reference above imply its endorsement of or concurrence with any information, conclusions or recommendations provided by any of these analysts or agencies.

FINANCIAL INFORMATION



Meridian Center, Columbia, SC.
Square Feet: 334,075.

KEY FINANCIAL DATA



(dollar and share amounts in thousands, except per share data)

	As of and For the Three Months Ended [1]				
	9/30/2013	6/30/2013	3/31/2013	12/31/2012	9/30/2012
Shares Outstanding:					
Common shares outstanding (at end of period)	118,388	118,314	118,304	83,804	83,804
Common shares outstanding (at end of period) -- diluted [1]	125,686	125,612	125,602	91,102	91,102
Preferred shares outstanding (at end of period) [1]	26,180	26,180	26,180	26,180	26,180
Weighted average common shares outstanding -- basic	118,328	118,309	94,154	83,804	83,745
Weighted average common shares outstanding -- diluted [1]	125,626	125,607	101,452	91,102	91,043
Common Share Data:					
Price at end of period	$ 21.91	$ 23.12	$ 22.44	$ 15.84	$ 14.56
High during period	$ 26.38	$ 23.30	$ 25.25	$ 16.26	$ 19.48
Low during period	$ 21.59	$ 19.55	$ 15.43	$ 13.46	$ 14.27
Annualized dividends paid per share [2]	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 2.00
Annualized dividend yield (at end of period) [2]	4.6%	4.3%	4.5%	6.3%	13.7%
Annualized normalized funds from operations multiple (at end of period) [3]	9.6x	8.4x	6.9x	4.8x	4.4x
Cash available for distribution multiple (at end of period) [4]	17.2x	15.5x	14.4x	10.1x	8.7x
Annualized NOI / total market capitalization [5]	6.8%	8.8%	8.7%	8.6%	9.0%
Selected Balance Sheet Data:					
Total assets	$ 6,821,987	$ 8,019,538	$ 8,082,668	$ 8,189,634	$ 7,946,955
Total liabilities	$ 3,400,954	$ 3,947,061	$ 3,955,938	$ 4,688,166	$ 4,446,831
Gross book value of real estate assets [6]	$ 6,781,099	$ 8,731,595	$ 8,780,145	$ 8,636,253	$ 8,451,506
Equity investments (book value)	$ 517,254	$ 11,407	$ 11,394	$ 184,711	$ 178,996
Total debt [7] / gross book value of real estate assets, plus book value of equity investments [6]	43.0%	41.8%	41.6%	49.3%	48.1%
Book Capitalization:					
Total debt [7]	$ 3,134,948	$ 3,651,509	$ 3,658,214	$ 4,349,821	$ 4,151,036
Plus: total stockholders' equity	3,421,033	4,072,477	4,126,730	3,501,468	3,500,124
Total book capitalization	$ 6,555,981	$ 7,723,986	$ 7,784,944	$ 7,851,289	$ 7,651,160
Total debt [7] / total book capitalization	47.8%	47.3%	47.0%	55.4%	54.3%
Market Capitalization:					
Total debt (book value) [7]	$ 3,134,948	$ 3,651,509	$ 3,658,214	$ 4,349,821	$ 4,151,036
Plus: market value of preferred shares (at end of period)	569,947	625,999	646,067	627,774	643,390
Plus: market value of common shares (at end of period)	2,593,871	2,735,421	2,654,743	1,327,456	1,220,187
Total market capitalization	$ 6,298,766	$ 7,012,929	$ 6,959,024	$ 6,305,051	$ 6,014,613
Total debt [7] / total market capitalization	49.8%	52.1%	52.6%	69.0%	69.0%

[1] As of 9/30/2013, we had 15,180 series D preferred shares outstanding that were convertible into 7,298 common shares. See Exhibit E for calculations of diluted net income, funds from operations, or FFO, normalized funds from operations, or Normalized FFO, and weighted average common shares outstanding.

[2] The amounts stated are based on the amounts paid during the periods. On October 9, 2012, CWH adjusted its dividend per share to $0.25 per quarter, or $1.00 per year.

[3] See Exhibit C for the calculation of Normalized FFO and for a reconciliation of net (loss) income attributable to CommonWealth REIT determined in accordance with GAAP to those amounts. Normalized FFO multiple is calculated as the ratio of (i) the stock price at the end of the period to (ii) annualized Normalized FFO available for CommonWealth REIT common shareholders per share for the applicable quarter.

[4] See Exhibit C for a reconciliation of net (loss) income attributable to CommonWealth REIT determined in accordance with GAAP to Normalized FFO available for CommonWealth REIT common shareholders, and Exhibit D for a reconciliation of Normalized FFO available for CommonWealth REIT common shareholders to cash available for distribution, or CAD. CAD multiple is calculated as the ratio of (i) the stock price at the end of the period to (ii) the aggregate last four quarters of CAD.

[5] See Exhibit A for the calculation of NOI and for a reconciliation of those amounts to net (loss) income determined in accordance with GAAP. Annualized NOI to total market capitalization is calculated as the ratio of (i) annualized NOI for the applicable quarter to (ii) total market capitalization.

[6] Gross book value of real estate assets is real estate properties, at cost, plus acquisition costs, before purchase price allocations and after impairment writedowns, if any.

[7] Total debt includes net unamortized premiums and discounts, and mortgage debt related to properties classified as held for sale totaling $20,127 as of 9/30/2013.



KEY FINANCIAL DATA (continued)

(dollar and share amounts in thousands, except per share data)

	As of and For the Three Months Ended				
	9/30/2013	6/30/2013	3/31/2013	12/31/2012	9/30/2012
Selected Income Statement Data [1]:					
Rental income	$ 201,741	$ 250,576	$ 246,890	$ 236,232	$ 226,802
NOI [2]	$ 107,109	$ 153,552	$ 150,896	$ 136,273	$ 134,797
Adjusted EBITDA [3]	$ 120,378	$ 150,444	$ 155,190	$ 143,231	$ 141,488
NOI margin [4]	53.1%	61.3%	61.1%	57.7%	59.4%
Net (loss) income	$ (216,207)	$ 28,917	$ 35,624	$ (147,270)	$ 22,265
Net (loss) income attributable to CommonWealth REIT [5]	$ (216,315)	$ 18,889	$ 25,667	$ (152,784)	$ 17,618
Preferred distributions	$ (11,151)	$ (11,151)	$ (11,151)	$ (11,151)	$ (12,755)
Excess redemption price paid over carrying value of preferred shares	$ -	$ -	$ -	$ -	$ (4,985)
Net (loss) income available for CommonWealth REIT common shareholders	$ (227,466)	$ 7,738	$ 14,516	$ (163,935)	$ (122)
Normalized FFO [6]	$ 78,403	$ 92,657	$ 88,115	$ 79,871	$ 82,072
Normalized FFO available for CommonWealth REIT common shareholders [6]	$ 67,252	$ 81,506	$ 76,964	$ 68,720	$ 69,317
CAD [7]	$ 21,911	$ 44,265	$ 49,993	$ 15,540	$ 33,452
Common distributions paid [8]	$ 29,579	$ 29,576	$ 20,951	$ 20,951	$ 41,866
Per Share Data [9]:					
Net (loss) income available for CommonWealth REIT common shareholders -- basic and diluted [9]	$ (1.92)	$ 0.07	$ 0.15	$ (1.96)	$ -
Normalized FFO available for CommonWealth REIT common shareholders -- basic and diluted [6] [9]	$ 0.57	$ 0.69	$ 0.82	$ 0.82	$ 0.83
CAD [7]	$ 0.19	$ 0.37	$ 0.53	$ 0.19	$ 0.40
Common distributions paid [8]	$ 0.25	$ 0.25	$ 0.25	$ 0.25	$ 0.50
Payout Ratios:					
Quarterly Normalized FFO payout ratio [6]	44.0%	36.3%	27.2%	30.5%	60.4%
Trailing four quarters CAD payout ratio [10]	76.7%	79.1%	92.1%	111.5%	118.9%
Coverage Ratios:					
Adjusted EBITDA [3] / interest expense	3.0x	3.4x	3.0x	2.7x	2.8x
Adjusted EBITDA [3] / interest expense and preferred distributions	2.4x	2.7x	2.4x	2.2x	2.2x
Total debt / annualized Adjusted EBITDA [11]	6.5x	6.1x	5.9x	7.6x	7.3x

[1] Prior periods have been restated to reflect the reclassification of 45 properties (110 buildings) to discontinued operations as of 9/30/2013. As of 9/30/2013, 76 properties (177 buildings) were classified as held for sale.

[2] See Exhibit A for the calculation of NOI and for a reconciliation of those amounts to net (loss) income determined in accordance with GAAP.

[3] See Exhibit B for the calculation of earnings before interest, taxes, depreciation and amortization, or EBITDA, EBITDA as adjusted, or Adjusted EBITDA, and for a reconciliation of net (loss) income determined in accordance with GAAP to those amounts.

[4] NOI margin is defined as NOI as a percentage of rental income.

[5] Excludes noncontrolling interest in SIR, which was CWH's consolidated subsidiary until 7/2/2013.

[6] See Exhibit C for the calculation of Normalized FFO available for CommonWealth REIT common shareholders and for a reconciliation of net (loss) income attributable to CommonWealth REIT determined in accordance with GAAP to those amounts. Quarterly Normalized FFO payout ratio is calculated as the ratio of (i) common distributions paid to (ii) Normalized FFO available for CommonWealth REIT common shareholders.

[7] See Exhibit C for a reconciliation of net (loss) income attributable to CommonWealth REIT determined in accordance with GAAP to Normalized FFO available for CommonWealth REIT common shareholders, and Exhibit D for a reconciliation of Normalized FFO available for CommonWealth REIT common shareholders to CAD.

[8] The amounts stated are based on the amounts paid during the periods. On October 9, 2012, CWH adjusted its dividend per share to $0.25 per quarter, or $1.00 per year.

[9] As of 9/30/2013, we had 15,180 series D preferred shares outstanding that were convertible into 7,298 common shares. See Exhibit E for calculations of diluted net income available for common shareholders, diluted FFO available for common shareholders, diluted Normalized FFO available for common shareholders and weighted average common shares outstanding.

[10] Calculated as the aggregate last four quarters' ratio of (i) common distributions paid, to (ii) CAD. See footnote (7) above.

[11] See Exhibit B for the calculation of Adjusted EBITDA and for a reconciliation of net (loss) income determined in accordance with GAAP to those amounts. Total debt to annualized Adjusted EBITDA is calculated as the ratio of (i) total debt to (ii) annualized Adjusted EBITDA for the applicable quarter.

CONDENSED CONSOLIDATED BALANCE SHEETS



(amounts in thousands, except share data)

	September 30, 2013	December 31, 2012
ASSETS		
Real estate properties:		
Land	$ 740,613	$ 1,531,416
Buildings and improvements	4,890,457	6,297,993
	5,631,070	7,829,409
Accumulated depreciation	(874,032)	(1,007,606)
	4,757,038	6,821,803
Properties held for sale	678,250	171,832
Acquired real estate leases, net	272,381	427,756
Equity investments	517,254	184,711
Cash and cash equivalents	165,990	102,219
Restricted cash	17,443	16,626
Rents receivable, net of allowance for doubtful accounts		
of $7,750 and $9,962, respectively	218,301	253,394
Other assets, net	195,330	211,293
Total assets	$ 6,821,987	$ 8,189,634
LIABILITIES AND SHAREHOLDERS' EQUITY		
Revolving credit facility	$ 235,000	$ 297,000
SIR revolving credit facility	-	95,000
Senior unsecured debt, net	1,954,701	2,972,994
Mortgage notes payable, net	925,120	984,827
Liabilities related to properties held for sale	30,322	2,339
Accounts payable and accrued expenses	169,498	194,184
Assumed real estate lease obligations, net	38,087	69,304
Rent collected in advance	29,220	35,700
Security deposits	12,442	23,860
Due to related persons	6,564	12,958
Total liabilities	3,400,954	4,688,166
Shareholders' equity:		
Shareholders' equity attributable to CommonWealth REIT:		
Preferred shares of beneficial interest, $0.01 par value:		
50,000,000 shares authorized;		
Series D preferred shares; 6 1/2% cumulative convertible;		
15,180,000 shares issued and outstanding, aggregate liquidation		
preference $379,500	368,270	368,270
Series E preferred shares; 7 1/4% cumulative redeemable on or after		
May 15, 2016; 11,000,000 shares issued and outstanding,		
aggregate liquidation preference $275,000	265,391	265,391
Common shares of beneficial interest, $0.01 par value:		
350,000,000 shares authorized; 118,387,518 and 83,804,068 shares		
issued and outstanding, respectively	1,184	838
Additional paid in capital	4,213,472	3,585,400
Cumulative net income	2,215,141	2,386,900
Cumulative other comprehensive (loss) income	(26,930)	565
Cumulative common distributions	(3,052,675)	(2,972,569)
Cumulative preferred distributions	(562,820)	(529,367)
Total shareholders' equity attributable to CommonWealth REIT	3,421,033	3,105,428
Noncontrolling interest in consolidated subsidiary	-	396,040
Total shareholders' equity	3,421,033	3,501,468
Total liabilities and shareholders' equity	$ 6,821,987	$ 8,189,634



CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(dollars in thousands)

	For the Three Months Ended		For the Nine Months Ended	
	9/30/2013	9/30/2012	9/30/2013	9/30/2012
Rental income [1]	$ 201,741	$ 226,802	$ 699,207	$ 662,587
Expenses:				
Operating expenses	94,632	92,005	287,650	265,227
Depreciation and amortization	52,150	52,353	169,930	154,623
General and administrative	25,069	12,565	61,445	34,190
Acquisition related costs	(436)	1,066	337	5,002
Total expenses	171,415	157,989	519,362	459,042
Operating income	30,326	68,813	179,845	203,545
Interest and other income	227	399	931	1,020
Interest expense (including net amortization of debt discounts, premiums and deferred financing fees of ($589), $1,001, $321 and $2,717, respectively)	(39,359)	(50,736)	(134,824)	(148,924)
Loss on early extinguishment of debt	-	(220)	(60,027)	(287)
Equity in earnings of investees	10,492	2,868	14,913	8,655
Gain on sale of equity investment	-	-	66,293	-
Income from continuing operations before income tax expense	1,686	21,124	67,131	64,009
Income tax expense	(785)	(1,322)	(2,527)	(1,906)
Income from continuing operations	901	19,802	64,604	62,103
Discontinued operations:				
(Loss) income from discontinued operations [1]	(28)	774	4,390	4,891
Loss on asset impairment from discontinued operations	(217,080)	-	(225,615)	-
Loss on early extinguishment of debt from discontinued operations	-	-	-	(1,608)
Net gain on sale of properties from discontinued operations	-	1,689	3,359	2,039
(Loss) income before gain on sale of properties	(216,207)	22,265	(153,262)	67,425
Gain on sale of properties	-	-	1,596	-
Net (loss) income	(216,207)	22,265	(151,666)	67,425
Net income attributable to noncontrolling interest in consolidated subsidiary	(108)	(4,647)	(20,093)	(10,062)
Net (loss) income attributable to CommonWealth REIT	(216,315)	17,618	(171,759)	57,363
Preferred distributions	(11,151)	(12,755)	(33,453)	(40,401)
Excess redemption price paid over carrying value of preferred shares	-	(4,985)	-	(4,985)
Net (loss) income available for CommonWealth REIT common shareholders	$ (227,466)	$ (122)	$ (205,212)	$ 11,977

(1) We report rental income on a straight line basis over the terms of the respective leases; rental income and (loss) income from discontinued operations include non-cash straight line rent adjustments. Rental income and (loss) income from discontinued operations also include non-cash amortization of intangible lease assets and liabilities.



CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (continued)

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (continued)

(dollar and share amounts in thousands, except per share data)

	For the Three Months Ended		For the Months Ended	
	9/30/2013	9/30/2012	9/30/2013	9/30/2012
Amounts attributable to CommonWealth REIT common shareholders:				
(Loss) income from continuing operations	$ (10,358)	$ (2,585)	$ 12,654	$ 6,655
(Loss) income from discontinued operations	(28)	774	4,390	4,891
Loss on asset impairment from discontinued operations	(217,080)	-	(225,615)	-
Loss on early extinguishment of debt from discontinued operations	-	-	-	(1,608)
Net gain on sale of properties from discontinued operations	-	1,689	3,359	2,039
Net (loss) income	$ (227,466)	$ (122)	$ (205,212)	$ 11,977
Weighted average common shares outstanding -- basic and diluted	118,328	83,745	110,353	83,731
Basic and diluted earnings per common share attributable to CommonWealth REIT common shareholders [(1)]:				
(Loss) income from continuing operations	$ (0.09)	$ (0.03)	$ 0.11	$ 0.08
(Loss) income from discontinued operations	$ (1.83)	$ 0.03	$ (1.97)	$ 0.06
Net (loss) income	$ (1.92)	$ -	$ (1.86)	$ 0.14
Additional Data:				
General and administrative expenses / rental income	12.43%	5.54%	8.79%	5.16%
General and administrative expenses / total assets (at end of period)	0.37%	0.16%	0.90%	0.43%
Continuing Operations:				
Non cash straight line rent adjustments [(2)]	$ 6,679	$ 11,752	$ 26,944	$ 31,064
Lease value amortization [(2)]	$ (2,207)	$ (2,306)	$ (7,061)	$ (6,970)
Lease termination fees included in rental income	$ 434	$ 1,242	$ 1,737	$ 3,226
Capitalized interest expense	$ -	$ -	$ -	$ -
Discontinued Operations:				
Non cash straight line rent adjustments [(2)]	$ (421)	$ (1,077)	$ (888)	$ (2,398)
Lease value amortization [(2)]	$ (49)	$ (143)	$ (155)	$ (493)
Lease termination fees included in rental income	$ 50	$ 258	$ 318	$ 552

(1) Assuming no fundamental change has occurred, as of 9/30/2013, we had 15,180 series D cumulative convertible preferred shares outstanding that were convertible into 7,298 common shares and the effect of a conversion of our series D cumulative convertible preferred shares on income from continuing operations attributable to CommonWealth REIT common shareholders per share is anti-dilutive for all periods presented. See Exhibit E for calculations of diluted net income and weighted average common shares outstanding. If the arbitration panel determines that the Corvex/Related consent solicitation is legally effective and CWH's entire Board of Trustees has been removed, such removal would constitute a fundamental change under the 6.5% series D cumulative convertible preferred shares giving holders of such shares the option to convert these shares into common shares at a ratio based on 98% of the average closing market price for a period before such removal is effective unless CWH repurchases these shares for their par value plus accrued and unpaid distributions.

(2) We report rental income on a straight line basis over the terms of the respective leases; rental income and (loss) income from discontinued operations include non-cash straight line rent adjustments. Rental income and (loss) income from discontinued operations also include non-cash amortization of intangible lease assets and liabilities.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS



(amounts in thousands)

	For the Nine Months Ended	
	9/30/2013	9/30/2012
Cash flows from operating activities:		
Net (loss) income	$ (151,666)	$ 67,425
Adjustments to reconcile net (loss) income to cash provided by operating activities:		
Depreciation	140,357	137,039
Net amortization of debt discounts, premiums and deferred financing fees	321	2,752
Straight line rental income	(26,056)	(28,666)
Amortization of acquired real estate leases	46,350	44,154
Other amortization	14,727	14,610
Loss on asset impairment	225,615	-
Loss on early extinguishment of debt	60,027	1,895
Equity in earnings of investees	(14,913)	(8,655)
Gain on sale of equity investment	(66,293)	-
Distributions of earnings from investees	13,791	8,230
Net gain on sale of properties	(4,955)	(2,039)
Change in assets and liabilities:		
Restricted cash	2,149	(3,689)
Rents receivable and other assets	(58,705)	(46,790)
Accounts payable and accrued expenses	11,116	(9,140)
Rent collected in advance	1,945	(11,775)
Security deposits	527	415
Due to related persons	(4,677)	20,646
Cash provided by operating activities	189,660	186,412
Cash flows from investing activities:		
Real estate acquisitions	(154,430)	(389,536)
Real estate improvements	(80,239)	(86,077)
Principal payments received from direct financing lease	5,196	4,954
Principal payments received from real estate mortgage receivable	1,000	-
Proceeds from sale of properties, net	37,699	9,643
Proceeds from sale of equity investment, net	239,576	-
Distributions in excess of earnings from investees	168	4,307
Investment in Affiliates Insurance Company	-	(5,335)
Increase in restricted cash	(3,008)	(2,073)
Deconsolidation of a subsidiary	(12,286)	-
Cash provided by (used in) investing activities	33,676	(464,117)



CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(amounts in thousands)

	For the Nine Months Ended	
	9/30/2013	9/30/2012
Cash flows from financing activities:		
Proceeds from issuance of common shares, net	626,809	180,814
Redemption of preferred shares	-	(150,000)
Repurchase and retirement of outstanding debt securities	(728,021)	-
Proceeds from borrowings	1,036,000	1,368,500
Payments on borrowings	(964,258)	(1,055,681)
Deferred financing fees	(1,204)	(14,734)
Distributions to common shareholders	(80,106)	(125,588)
Distributions to preferred shareholders	(33,453)	(41,558)
Distributions to noncontrolling interest in consolidated subsidiary	(14,863)	(4,508)
Cash (used in) provided by financing activities	(159,096)	157,245
Effect of exchange rate changes on cash	(469)	377
Increase (decrease) in cash and cash equivalents	63,771	(120,083)
Cash and cash equivalents at beginning of period	102,219	192,763
Cash and cash equivalents at end of period	$ 165,990	$ 72,680
Supplemental cash flow information:		
Interest paid	$ 156,841	$ 165,874
Taxes paid	1,197	568
Non-cash investing activities:		
Real estate acquisitions	$ -	$ (243,212)
Investment in real estate mortgages receivable	(7,688)	(1,419)
Non-cash financing activities:		
Issuance of common shares	$ 1,535	$ 986
Assumption of mortgage notes payable	-	243,212

SUMMARY OF EQUITY INVESTMENTS



(dollars in thousands)

	9/30/2013	6/30/2013	3/31/2013	12/31/2012	9/30/2012
Common shares owned:					
Select Income REIT [1]	22,000,000	Consolidated	Consolidated	Consolidated	Consolidated
Government Properties Income Trust [2]	-	-	-	9,950,000	9,950,000
Affiliates Insurance Company [3]	20,000	40,000	40,000	40,000	40,000
Percent owned:					
Select Income REIT [1]	44.2%	Consolidated	Consolidated	Consolidated	Consolidated
Government Properties Income Trust [2]	0.0%	0.0%	0.0%	18.2%	21.1%
Affiliates Insurance Company [3]	12.5%	25.0%	25.0%	25.0%	25.0%
Percent of total assets (book value):					
Select Income REIT [1]	7.5%	Consolidated	Consolidated	Consolidated	Consolidated
Government Properties Income Trust [2]	0.0%	0.0%	0.0%	2.1%	2.1%
Affiliates Insurance Company [3]	0.1%	0.1%	0.1%	0.1%	0.1%
Total	7.6%	0.1%	0.1%	2.2%	2.2%
Carrying book value on balance sheet:					
Select Income REIT [1]	$ 511,473	$ Consolidated	$ Consolidated	$ Consolidated	$ Consolidated
Government Properties Income Trust [2]	-	-	-	173,452	167,880
Affiliates Insurance Company [3]	5,781	11,407	11,394	11,259	11,116
Total	517,254	$ 11,407	$ 11,394	$ 184,711	$ 178,996
Market value of shares owned:					
Select Income REIT [1]	$ 567,600	$ Consolidated	$ Consolidated	$ Consolidated	$ Consolidated
Government Properties Income Trust [2]	-	-	-	238,502	232,830
Affiliates Insurance Company [3]	N/A	N/A	N/A	N/A	N/A
Total	$ 567,600	$ -	$ -	$ 238,502	$ 232,830

[1] As of 9/30/2013, CWH owned approximately 44.2% of the common shares of SIR. On 7/2/2013, SIR issued and sold to the public 10,500,000 of its common shares of beneficial interest in an underwritten public offering. Prior to this offering, CWH's 22,000,000 common shares of SIR represented more than 50% of SIR's outstanding common shares and SIR's financial position and results of operations were consolidated in CWH's financial statements. Beginning on July 2, 2013, CWH no longer consolidates its investment in SIR and its investment is accounted for under the equity method.

[2] In March 2013, CWH sold all 9,950,000 common shares that it owned of GOV in a public offering for $25.20 per common share, raising gross proceeds of $250,740. CWH recognized a gain on this sale of an equity investment of $66,293 as a result of the per share sale price being above CWH's per share carrying value.

[3] Affiliates Insurance Company, or AIC, is a private company owned equally by RMR and each of the public companies to which RMR provides management services, including CWH and SIR. The amounts presented include SIR's equity investment in AIC from May 2012 until 7/2/2013, when SIR was no longer CWH's consolidated subsidiary.



SUMMARY OF EQUITY INVESTMENTS (continued)

(dollars in thousands)

	For the Three Months Ended		For the Nine Months Ended	
	9/30/2013	9/30/2012	9/30/2013	9/30/2012
Equity in earnings of investees:				
Select Income REIT [1]	$ 10,428	$ Consolidated	$ 10,428	$ Consolidated
Government Properties Income Trust [2]	-	2,638	4,111	8,231
Affiliates Insurance Company [3]	64	230	374	424
	$ 10,492	$ 2,868	$ 14,913	$ 8,655
Adjusted EBITDA from investees:				
Select Income REIT [1]	$ 15,813	$ Consolidated	$ 15,813	$ Consolidated
Government Properties Income Trust [2]	-	6,367	5,232	18,567
Affiliates Insurance Company [3]	64	230	374	424
	$ 15,877	$ 6,597	$ 21,419	$ 18,991
FFO from investees:				
Select Income REIT [1]	$ 14,031	$ Consolidated	$ 14,031	$ Consolidated
Government Properties Income Trust [2]	-	5,242	4,591	15,646
Affiliates Insurance Company [3]	64	230	374	424
	$ 14,095	$ 5,472	$ 18,996	$ 16,070
Normalized FFO from investees:				
Select Income REIT [1]	$ 14,380	$ Consolidated	$ 14,380	$ Consolidated
Government Properties Income Trust [2]	-	5,403	4,596	15,869
Affiliates Insurance Company [3]	64	230	374	424
	$ 14,444	$ 5,633	$ 19,350	$ 16,293
Cash distributions from investees:				
Select Income REIT [1]	$ 9,680	$ Consolidated	$ 9,680	$ Consolidated
Government Properties Income Trust [2]	-	4,179	4,279	12,537
Affiliates Insurance Company [3]	-	-	-	-
	$ 9,680	$ 4,179	$ 13,959	$ 12,537

(1) As of 9/30/2013, CWH owned approximately 44.2% of the common shares of SIR. On 7/2/2013, SIR issued and sold to the public 10,500,000 of its common shares of beneficial interest in an underwritten public offering. Prior to this offering, CWH's 22,000,000 common shares of SIR represented more than 50% of SIR's outstanding common shares and SIR's financial position and results of operations were consolidated in CWH's financial statements. Beginning on July 2, 2013, CWH no longer consolidates its investment in SIR and its investment is accounted for under the equity method.

(2) In March 2013, CWH sold all 9,950,000 common shares that it owned of GOV in a public offering for $25.20 per common share, raising gross proceeds of $250,740. CWH recognized a gain on this sale of an equity investment of $66,293 as a result of the per share sale price being above CWH's per share carrying value.

(3) AIC is a private company owned equally by RMR and each of the public companies to which RMR provides management services, including CWH and SIR. The amounts presented include SIR's equity investment in AIC from May 2012 until 7/2/2013, when SIR was no longer CWH's consolidated subsidiary.

DEBT SUMMARY
As of September 30, 2013 [1]



(dollars in thousands)

	Coupon Rate	Interest Rate [2]	Principal Balance	Maturity Date	Due at Maturity	Years to Maturity
Unsecured Debt:						
Unsecured Floating Rate Debt:						
Revolving credit facility (LIBOR + 150 bps) [3]	1.679%	1.679%	$ 235,000	10/19/2015	$ 235,000	2.1
Term loan (LIBOR + 185 bps) [4]	2.033%	2.033%	500,000	12/15/2016	500,000	3.2
Total / weighted average unsecured floating rate debt	1.920%	1.920%	$ 735,000		$ 735,000	2.8
Unsecured Fixed Rate Debt:						
Senior notes due 2014	5.750%	5.828%	$ 99,043	2/15/2014	$ 99,043	0.4
Senior notes due 2015	6.400%	6.601%	33,440	2/15/2015	33,440	1.4
Senior notes due 2015	5.750%	5.790%	138,773	11/1/2015	138,773	2.1
Senior notes due 2016	6.250%	6.470%	139,104	8/15/2016	139,104	2.9
Senior notes due 2017	6.250%	6.279%	250,000	6/15/2017	250,000	3.7
Senior notes due 2018	6.650%	6.768%	250,000	1/15/2018	250,000	4.3
Senior notes due 2019	7.500%	7.863%	125,000	11/15/2019	125,000	6.1
Senior notes due 2020	5.875%	6.166%	250,000	9/15/2020	250,000	7.0
Senior notes due 2042	5.750%	5.974%	175,000	8/1/2042	175,000	28.9
Total / weighted average unsecured fixed rate debt	6.223%	6.391%	$ 1,460,360		$ 1,460,360	7.1
Secured Fixed Rate Debt:						
Secured debt One property in Macon, GA	4.950%	6.280%	$ 12,121	5/11/2014	$ 11,930	0.6
Secured debt One property in St. Cloud, MN	5.990%	5.990%	8,060	2/1/2015	7,580	1.3
Secured debt Two properties in Indianapolis, IN	5.235%	3.290%	116,000	3/1/2016	116,000	2.4
Secured debt One property in Lenexa, KS	5.760%	7.000%	7,191	5/1/2016	6,116	2.6
Secured debt One property in Jacksonville, FL	6.030%	8.000%	40,469	5/11/2016	38,994	2.6
Secured debt One property in Chicago, IL	6.290%	4.240%	144,974	7/11/2016	139,478	2.8
Secured debt One property in Birmingham, AL	7.360%	5.610%	10,932	8/1/2016	9,333	2.8
Secured debt Four properties in Folsom, CA	5.670%	3.330%	41,275	5/1/2017	41,275	3.6
Secured debt Two properties in Chicago, IL	5.680%	4.760%	265,000	6/1/2017	265,000	3.7
Secured debt One property in Philadelphia, PA [5]	2.815%	5.660%	173,664	12/2/2019	160,710	6.2
Secured debt One property in Austin, TX	5.690%	4.670%	28,495	1/5/2021	24,836	7.3
Secured debt One property in Columbia, SC	5.300%	4.580%	39,749	6/1/2021	34,113	7.7
Secured debt One property in North Haven, CT	6.750%	5.240%	3,534	3/1/2022	-	8.4
Secured debt One property in East Windsor, CT	5.710%	5.240%	7,341	3/1/2026	-	12.4
Total / weighted average secured fixed rate debt	5.185%	4.795%	$ 898,805		$ 855,365	4.1
Total / weighted average debt	4.899%	4.865%	$ 3,094,165 [6]		$ 3,050,725	5.2

[1] Excludes mortgage debt related to properties classified as held for sale totaling $20,127, which total includes net unamortized premiums and discounts.

[2] Includes the effect of interest rate protection and mark to market accounting for certain mortgages, and discounts on unsecured notes. Excludes effects of offering and transaction costs.

[3] Represents amounts outstanding on CWH's $750,000 revolving credit facility at 9/30/2013. CWH has an option to extend the facility for an additional year, subject to CWH's payment of a fee and satisfaction of certain conditions. Interest paid under CWH's revolving credit facility is calculated at floating rates based upon LIBOR plus premiums that vary depending upon CWH's credit ratings. Interest rate presented is at 9/30/2013.

[4] Represents amounts outstanding on CWH's term loan at 9/30/2013. Interest rate presented is at 9/30/2013, which is calculated at floating rates based upon LIBOR plus premiums that vary depending upon CWH's credit ratings.

[5] Interest is payable at a rate equal to a premium over LIBOR but has been fixed by a cash flow hedge, which sets the rate at approximately 5.66% until 12/1/2016. The loan is being amortized on a 30 year direct reduction basis until maturity. Coupon represents floating interest rate at 9/30/2013.

[6] Total debt outstanding as of 9/30/2013, including net unamortized premiums and discounts, was $3,114,821.

DEBT MATURITY SCHEDULE

(dollars in thousands)



Year	Unsecured Floating Rate Debt	Unsecured Fixed Rate Debt	Secured Fixed Rate Debt	Total [1]	Weighted Average Interest Rate [2]
	Scheduled Principal Payments During Period				
2013	$ -	$ -	$ 1,817	$ 1,817	6.0%
2014	-	99,043	19,229	118,272	5.7%
2015	235,000 [3]	172,213	15,035	422,248	3.5%
2016	500,000	139,104	315,868	954,972	3.9%
2017	-	250,000	310,592	560,592	5.9%
2018	-	250,000	4,614	254,614	6.6%
2019	-	125,000	165,422	290,422	6.5%
2020	-	250,000	2,523	252,523	5.9%
2021	-	-	60,470	60,470	5.5%
2022	-	-	799	799	5.9%
Thereafter	-	175,000	2,436	177,436	5.7%
Total	$ 735,000	$ 1,460,360	$ 898,805	$ 3,094,165 [4]	5.1%
Percent	23.8%	47.2%	29.0%	100.0%	

[1] Represents amounts outstanding as of 9/30/2013. Excludes mortgage debt related to properties classified as held for sale totaling $20,127, which total includes net unamortized premiums and discounts.

[2] Includes current contractual interest rates.

[3] Represents amounts outstanding under CWH's $750,000 revolving credit facility, which matures on 10/19/2015. CWH has an option to extend the facility for an additional year, subject to CWH's payment of a fee and satisfaction of certain conditions.

[4] Total debt outstanding as of 9/30/2013, including net unamortized premiums and discounts, was $3,114,821.



LEVERAGE RATIOS, COVERAGE RATIOS AND PUBLIC DEBT COVENANTS

	As of and For the Three Months Ended				
	9/30/2013	6/30/2013	3/31/2013	12/31/2012	9/30/2012
Leverage Ratios:					
Total debt [(1)] / total assets	46.0%	45.5%	45.3%	53.1%	52.2%
Total debt [(1)] / gross book value of real estate assets [(2)]	46.2%	41.8%	41.7%	50.4%	49.1%
Total debt [(1)] / gross book value of real estate assets, plus book value of equity investments [(2)]	43.0%	41.8%	41.6%	49.3%	48.1%
Total debt [(1)] / total book capitalization	47.8%	47.3%	47.0%	55.4%	54.3%
Total debt [(1)] / total market capitalization	49.8%	52.1%	52.6%	69.0%	69.0%
Secured debt / total assets	13.9%	12.2%	12.1%	12.0%	10.9%
Variable rate debt / total debt [(1)]	23.4%	33.4%	33.4%	28.6%	27.9%
Variable rate debt / total assets	10.8%	15.2%	15.1%	15.2%	14.6%
Coverage Ratios:					
Adjusted EBITDA [(3)] / interest expense	3.0x	3.4x	3.0x	2.7x	2.8x
Adjusted EBITDA [(3)] / interest expense + preferred distributions	2.4x	2.7x	2.4x	2.2x	2.2x
Total debt [(1)] / annualized Adjusted EBITDA [(3)]	6.5x	6.1x	5.9x	7.6x	7.3x
Public Debt Covenants:					
Debt / adjusted total assets [(4)] (maximum 60%)	38.6%	40.5%	40.3%	47.3%	47.0%
Secured debt / adjusted total assets [(4)] (maximum 40%)	11.6%	10.8%	10.8%	10.7%	9.9%
Consolidated income available for debt service [(5)] / debt service (minimum 1.5x)	3.0x	3.4x	3.4x	2.7x	2.8x
Total unencumbered assets [(4)] / unsecured debt (minimum 150% / 200%)	305.9%	282.1%	284.3%	229.4%	230.3%

(1) Total debt includes net unamortized premiums and discounts, and mortgage debt totaling $20,127 as of 9/30/2013 related to properties held for sale.

(2) Gross book value of real estate assets is real estate properties, at cost, plus acquisition costs, before purchase price allocations and after impairment writedowns, if any.

(3) See Exhibit B for the calculation of Adjusted EBITDA and for a reconciliation of net (loss) income determined in accordance with GAAP to those amounts.

(4) Adjusted total assets and total unencumbered assets includes original cost of real estate assets calculated in accordance with GAAP and excludes depreciation and amortization, accounts receivable, other intangible assets and impairment writedowns, if any.

(5) Consolidated income available for debt service is earnings from operations excluding interest expense, depreciation and amortization, taxes, loss on asset impairment and gains and losses on acquisitions and sales of assets and early extinguishment of debt, determined together with debt service on a pro forma basis for the four consecutive fiscal quarters most recently ended.

CAPITAL EXPENDITURES SUMMARY



(dollars and sq. ft. in thousands, except per sq. ft. data)

	For the Three Months Ended				
	9/30/2013	6/30/2013	3/31/2013	12/31/2012	9/30/2012
Tenant improvements [1]	$ 15,405	$ 19,156	$ 13,682	$ 27,008	$ 17,924
Leasing costs [2]	14,382	8,675	6,785	11,734	8,974
Building improvements [3]	8,676	7,139	1,385	9,916	2,828
Recurring capital expenditures	38,463	34,970	21,852	48,658	29,726
Development, redevelopment and other activities [4]	3,994	2,931	3,063	17,539	11,484
Total capital expenditures	$ 42,457	$ 37,901	$ 24,915	$ 66,197	$ 41,210
Average sq. ft. during period [5]	51,667	77,715	78,440	77,704	75,793
Building improvements per average sq. ft. during period	$ 0.17	$ 0.09	$ 0.02	$ 0.13	$ 0.04

[1] Tenant improvements include related capital expenditures to improve tenants' space or amounts paid directly to tenants to improve their space.

[2] Leasing costs include leasing related costs such as brokerage commissions and tenant inducements.

[3] Building improvements generally include expenditures to replace obsolete building components and expenditures that extend the useful life of existing assets.

[4] Development, redevelopment and other activities generally include (i) major capital expenditures that are identified at the time of a property acquisition and incurred within a short time period after acquiring the property, and (ii) major capital expenditure projects that reposition a property or result in new sources of revenue.

[5] Average sq. ft. during each period includes properties held for sale at the end of each period. As of 9/30/2013, CWH had 76 properties (177 buildings) classified as held for sale. Average sq. ft. for the three months ended 9/30/2013 has been adjusted to exclude 25,392 sq. ft. attributable to SIR's properties as SIR ceased to be a consolidated subsidiary of CWH as of 7/2/2013.

ACQUISITIONS AND DISPOSITIONS INFORMATION SINCE 1/1/2013



(dollars and sq. ft. in thousands, except per sq. ft. amounts)

Acquisitions [1]:

There were no acquisitions during the period.

Dispositions [1]:

Date Sold	Location	CBD Properties/ Suburban Properties	No. of Properties	No. of Buildings	Sq. Ft.	Sale Price [2]	Net Book Value [3]
Jan-13	Dearborn, MI	Suburban	3	18	1,060	$ 10,250	$ 8,055
Mar-13	Boston, MA	Ancillary Land	-	N/A	N/A	1,806	210
Apr-13	Jefferson, WI	Suburban	1	1	618	830	862
May-13	Rochester, NY	Suburban	1	1	57	4,025	3,747
Jun-13	Quincy, MA	Suburban	1	2	356	16,300	15,833
Jun-13	Rochester, NY	Suburban	1	1	30	1,600	1,108
Jun-13	Milford, CT	Suburban	1	1	144	5,250	4,562
Jun-13	Tukwila, WA	Ancillary Land	-	N/A	N/A	2,551	537
Aug-13	Blue Bell, PA	Suburban	1	3	129	4,100	3,556
Oct-13	Various	Suburban	9	41	1,212	43,000	40,402
Oct-13	Fort Worth, TX	Suburban	1	1	666	13,900	13,597
Oct-13	Lakewood, CO	Suburban	1	2	199	4,000	3,735
Nov-13	Various	CBD / Suburban	18	21	2,125	50,500	46,138
	Total		38	92	6,596	$ 158,112	$ 142,342

[1] Excludes acquisitions and dispositions by SIR, if any.

[2] Represents the gross contract sale price and excludes closing costs.

[3] Represents the carrying value of real estate properties, after depreciation and amortization, purchase price allocations and impairment writedowns, if any. The net book value for properties sold in October and November 2013 is as of 9/30/2013, and is subject to change.



PORTFOLIO INFORMATION

*Chase Tower, Indianapolis, IN.
Square Feet: 1,060,999.*

PORTFOLIO SUMMARY BY PROPERTY LOCATION [1]



(sq. ft. and dollars in thousands)

Key Statistic	CBD Properties	Suburban Properties	Total
Number of properties	38	90	128
Percent of total	29.7%	70.3%	100.0%
Total sq. ft.	20,930	17,965	38,895
Percent of total	53.8%	46.2%	100.0%
Leased sq. ft.	18,498	15,960	34,458
Percent leased [2]	88.4%	88.8%	88.6%
Rental income	$ 136,228	$ 65,513	$ 201,741
Percent of total	67.5%	32.5%	100.0%
NOI [3]	$ 68,663	$ 38,446	$ 107,109
Percent of total	64.1%	35.9%	100.0%
Cash basis NOI [3]	$ 65,270	$ 36,933	$ 102,203
Percent of total	63.9%	36.1%	100.0%

As of and For the Three Months Ended September 30, 2013

[1] Excludes properties classified in discontinued operations.

[2] Percent leased includes (i) space being fitted out for occupancy pursuant to existing leases and (ii) space which is leased but is not occupied or is being offered for sublease by tenants.

[3] See Exhibit A for the calculation of NOI and Cash Basis NOI, and for a reconciliation of those amounts to net (loss) income determined in accordance with GAAP.

SAME PROPERTY RESULTS OF OPERATIONS BY PROPERTY LOCATION



(dollars and sq. ft. in thousands)

	As of and For the Three Months Ended [1]		As of and For the Nine Months Ended [2]	
	9/30/2013	9/30/2012	9/30/2013	9/30/2012
Number of Properties:				
CBD Properties	36	36	34	34
Suburban Properties	90	90	90	90
Total	126	126	124	124
Square Feet:				
CBD Properties	19,535	19,535	17,478	17,478
Suburban Properties	17,965	17,965	17,965	17,965
Total	37,500	37,500	35,443	35,443
Percent Leased [3]:				
CBD Properties	88.2%	88.3%	88.1%	88.3%
Suburban Properties	88.8%	88.5%	88.8%	88.5%
Total	88.5%	88.4%	88.5%	88.4%
Rental Income [4]:				
CBD Properties	$ 127,504	$ 128,840	$ 343,439	$ 347,731
Suburban Properties	65,041	66,410	197,723	195,386
Total	$ 192,545	$ 195,250	$ 541,162	$ 543,117
NOI [5]:				
CBD Properties	$ 64,141	$ 69,257	$ 186,106	$ 193,866
Suburban Properties	38,096	39,691	119,357	118,917
Total	$ 102,237	$ 108,948	$ 305,463	$ 312,783
Cash Basis NOI [5]:				
CBD Properties	$ 61,997	$ 65,473	$ 181,593	$ 185,306
Suburban Properties	36,628	33,953	110,673	105,140
Total	$ 98,625	$ 99,426	$ 292,266	$ 290,446
NOI % Change:				
CBD Properties	-7.4%		-4.0%	
Suburban Properties	-4.0%		0.4%	
Total	-6.2%		-2.3%	
Cash Basis NOI % Change:				
CBD Properties	-5.3%		-2.0%	
Suburban Properties	7.9%		5.3%	
Total	-0.8%		0.6%	

[1] Based on properties owned continuously since 7/1/2012. Excludes properties classified in discontinued operations.

[2] Based on properties owned continuously since 1/1/2012. Excludes properties classified in discontinued operations.

[3] Percent leased includes (i) space being fitted out for occupancy pursuant to existing leases and (ii) space which is leased but is not occupied or is being offered for sublease by tenants.

[4] Includes some triple net lease rental income.

[5] See Exhibit A for the calculation of NOI and Cash Basis NOI, and for a reconciliation of those amounts to net (loss) income determined in accordance with GAAP.



PROPERTIES CONTRIBUTING 1% OR MORE OF NOI OR CASH BASIS NOI

As of September 30, 2013 (1)

(sorted by location)

(dollars in thousands)

Property	City	State	No. of Buildings	Property Type	Sq. Ft.	% Leased	Annualized Rental Income [2]	Undepreciated Book Value [3]	Net Book Value [4]	Date Acquired	Weighted Average Original Construction Date [5]
1. 420 20th Street North	Birmingham	AL	1	CBD	514,893	78.7%	9,742	54,903	52,062	7/29/2011	1986
2. Inverness Center	Birmingham	AL	4	Suburban	475,951	89.6%	8,290	49,893	46,423	12/9/2010	1981
3. Arizona Center	Phoenix	AZ	4	CBD	1,070,724	95.1%	15,675	90,998	86,716	3/4/2011	1991
4. 1225 Seventeenth Street	Denver	CO	1	CBD	672,465	86.2%	18,909	140,482	127,627	6/24/2009	1982
5. 5073, 5075, & 5085 S. Syracuse Street	Denver	CO	1	Suburban	248,493	100.0%	8,035	63,610	58,579	4/16/2010	2007
6. 1601 Dry Creek Drive	Longmont	CO	1	Suburban	552,865	97.0%	8,269	32,884	25,182	10/26/2004	1982
7. 185 Asylum Street	Hartford	CT	1	CBD	868,395	98.9%	20,673	76,834	74,559	3/30/2012	1983
8. Georgetown-Green and Harris Buildings	Washington	DC	2	CBD	240,475	100.0%	6,072	59,978	56,305	9/3/2009	1968
9. 6600 North Military Trail	Boca Raton	FL	3	Suburban	639,830	100.0%	17,380	145,690	136,767	1/11/2011	2008
10. 600 West Chicago Avenue	Chicago	IL	2	CBD	1,511,849	98.3%	47,468	352,152	334,964	8/10/2011	1908
11. 8750 Bryn Mawr Avenue	Chicago	IL	2	Suburban	631,518	91.8%	15,517	87,690	81,600	10/28/2010	1985
12. Illinois Center	Chicago	IL	2	CBD	2,090,035	75.6%	47,442	322,958	309,612	5/11/2011;1/9/2012	1971
13. 101-115 W. Washington Street	Indianapolis	IN	1	CBD	634,058	87.0%	11,239	87,839	69,875	5/10/2005	1977
14. 111 Monument Circle	Indianapolis	IN	2	CBD	1,060,999	91.4%	25,281	168,586	164,961	10/22/2012	1985
15. 701 Poydras Street	New Orleans	LA	1	CBD	1,256,971	93.8%	19,301	91,727	87,469	8/29/2011	1972
16. 109 Brookline Avenue	Boston	MA	1	CBD	285,556	94.3%	8,771	48,053	28,243	9/28/1995	1915
17. 111 Market Place	Baltimore	MD	1	CBD	540,854	99.2%	11,042	75,101	56,335	1/28/2003	1990
18. East Eisenhower Parkway	Ann Arbor	MI	2	Suburban	410,464	92.0%	10,077	54,418	50,471	6/15/2010	1985
19. 111 River Street	Hoboken	NJ	1	CBD	521,410	97.8%	21,622	134,392	120,396	8/11/2009	2002
20. North Point Office Complex	Cleveland	OH	2	CBD	873,335	86.5%	16,975	121,558	106,526	2/12/2008	1988
21. Cherrington Corporate Center	Moon Township	PA	7	Suburban	454,679	87.5%	7,926	68,287	51,494	9/14/1998;8/23/1999	1991
22. 1500 Market Street	Philadelphia	PA	1	CBD	1,773,690	76.3%	34,790	268,808	207,558	10/10/2002	1974
23. 1600 Market Street	Philadelphia	PA	1	CBD	825,968	90.7%	20,476	139,376	84,767	3/30/1998	1983
24. 1735 Market Street	Philadelphia	PA	1	CBD	1,290,678	96.0%	40,254	293,111	191,098	6/30/1998	1990
25. Foster Plaza	Pittsburgh	PA	8	Suburban	726,929	90.2%	12,619	71,250	57,872	9/16/2005	1993
26. 1320 Main Street	Columbia	SC	1	CBD	334,075	89.5%	7,291	54,743	53,415	9/18/2012	2004
27. 206 East 9th Street	Austin	TX	1	CBD	170,052	100.0%	5,578	47,089	45,801	5/31/2012	1986
28. Bridgepoint Parkway	Austin	TX	5	Suburban	440,007	96.7%	11,157	87,121	55,601	12/5/1997	1995
29. Research Park	Austin	TX	4	Suburban	1,110,007	98.0%	11,335	89,954	66,480	10/7/1998	1976
30. 333 108th Avenue NE	Bellevue	WA	1	CBD	416,503	100.0%	17,418	152,392	138,499	11/12/2009	2008
31. 100 East Wisconsin Avenue	Milwaukee	WI	1	CBD	434,467	93.2%	11,613	78,798	72,645	8/11/2010	1989
32. 111 East Kilbourn Avenue	Milwaukee	WI	1	CBD	373,669	92.8%	8,821	54,729	47,652	6/12/2008	1988
33. 310-320 Pitt Street	Sydney	Australia	1	CBD	313,865	100.0%	18,328	156,130	149,075	12/21/2010	1989
Subtotal (33 properties)			**68**		**23,765,729**	**90.9%**	**555,386**	**3,821,534**	**3,296,629**		
All other properties (95 properties)			**167**		**15,129,502**	**84.9%**	**195,633**	**1,809,536**	**1,460,409**		
Total (128 properties)			**235**		**38,895,231**	**88.6%**	**$ 751,019**	**$ 5,631,070**	**$ 4,757,038**		

	Q3 2013 NOI [6]	% of NOI	Q3 2013 Cash Basis NOI [6]	% of Cash Basis NOI
Subtotal (33 properties)	**$ 80,781**	**75.4%**	**$ 76,674**	**75.0%**
All other properties (95 properties)	**26,328**	**24.6%**	**25,529**	**25.0%**
Total (128 properties)	**$ 107,109**	**100.0%**	**$ 102,203**	**100.0%**

(1) Excludes properties classified in discontinued operations.

(2) Annualized rental income is annualized contractual rents from our tenants pursuant to existing leases as of 9/30/2013, plus straight line rent adjustments and estimated recurring expense reimbursements; includes some triple net lease rents and excludes lease value amortization.

(3) Represents the carrying value of real estate properties, after purchase price allocations, impairment writedowns and currency adjustments, if any.

(4) Represents the carrying value of real estate properties, after depreciation and amortization, purchase price allocations, impairment writedowns and currency adjustments, if any.

(5) Weighted based on square feet.

(6) See Exhibit A for the calculation of NOI and Cash Basis NOI and for a reconciliation of those amounts to net (loss) income determined in accordance with GAAP.

LEASING SUMMARY



(dollars and sq. ft. in thousands, except per sq. ft. data)

	As of and For the Three Months Ended [1]				
	9/30/2013	6/30/2013	3/31/2013	12/31/2012	9/30/2012
Properties	128	128	128	128	127
Total sq. ft. [2]	38,895	38,898	38,893	38,883	37,826
Percentage leased [3]	88.6%	89.0%	88.7%	89.2%	88.4%
Leasing Activity (Sq. Ft.):					
Renewals	1,201	881	922	1,306	594
New leases	340	532	330	594	259
Total	1,541	1,413	1,252	1,900	853
% Change in Cash Rent [4]:					
Renewals	-5.9%	-6.6%	-3.5%	-3.2%	-4.6%
New leases	1.8%	10.4%	6.1%	11.2%	11.3%
Weighted average	-4.3%	2.1%	-0.8%	1.7%	0.2%
Leasing Cost and Concession Commitments [5]:					
Renewals	$ 33,394	$ 6,705	$ 8,057	$ 13,171	$ 7,304
New leases	13,343	39,826	8,649	15,259	6,074
Total	$ 46,737	$ 46,531	$ 16,706	$ 28,430	$ 13,378
Leasing Cost and Concession Commitments per Sq. Ft. [5]:					
Renewals	$ 27.81	$ 7.61	$ 8.74	$ 10.08	$ 12.30
New leases	$ 39.24	$ 74.86	$ 26.21	$ 25.69	$ 23.45
Total	$ 30.33	$ 32.93	$ 13.34	$ 14.96	$ 15.68
Weighted Average Lease Term by Sq. Ft. (years):					
Renewals	9.2	6.6	6.3	6.6	6.8
New leases	7.8	10.0	6.1	6.8	5.7
Total	8.9	8.4	6.3	6.6	6.5
Leasing Cost and Concession Commitments per Sq. Ft. per Year [5]:					
Renewals	$ 3.02	$ 1.15	$ 1.39	$ 1.53	$ 1.81
New leases	$ 5.03	$ 7.49	$ 4.30	$ 3.78	$ 4.11
Total	$ 3.41	$ 3.92	$ 2.12	$ 2.27	$ 2.41

[1] Excludes properties classified in discontinued operations. Prior periods have been restated to reflect the deconsolidation of SIR.

[2] Sq. ft. measurements are subject to modest changes when space is re-measured or re-configured for new tenants.

[3] Percent leased includes (i) space being fitted out for occupancy pursuant to existing leases and (ii) space which is leased but is not occupied or is being offered for sublease by tenants.

[4] Percent change in cash rent is a comparison of current rent (including tenant expense reimbursements, if any, and excluding any initial period free rent), to the rent (including tenant expense reimbursements, if any) last received for the same space during CWH's ownership.

[5] Includes commitments made for leasing expenditures and concessions, such as tenant improvements, leasing commissions, tenant reimbursements and free rent.

The above leasing summary is based on leases executed during the periods indicated.

OCCUPANCY AND LEASING ANALYSIS BY PROPERTY LOCATION [1]



(sq. ft. in thousands)

Property Location	Total Sq. Ft. As of 9/30/2013	Sq. Ft. Leases Executed During Three Months Ended 09/30/2013		
		Renewals	New	Total
CBD Properties	20,930	811	189	1,000
Suburban Properties	17,965	390	151	541
Total	38,895	1,201	340	1,541

Property Location	As of 6/30/2013	6/30/2013 % Leased [2] [3]	Sq. Ft. Leased Expired	Renewals and New	Acquisitions	As of 9/30/2013	9/30/2013 % Leased [2]
CBD Properties	18,453	88.1%	(955)	1,000	-	18,498	88.4%
Suburban Properties	16,180	90.1%	(761)	541	-	15,960	88.8%
Total	34,633	89.0%	(1,716)	1,541	-	34,458	88.6%

[1] Excludes properties classified in discontinued operations. Prior periods have been restated to reflect the deconsolidation of SIR.

[2] Percent leased includes (i) space being fitted out for occupancy pursuant to existing leases and (ii) space which is leased but is not occupied or is being offered for sublease by tenants.

[3] Excludes effects of space remeasurements during the period.

TENANTS REPRESENTING 1% OR MORE OF TOTAL ANNUALIZED RENTAL INCOME
As of September 30, 2013 [1]



(sq. ft. in thousands)

Tenant	Sq. Ft. [2]	% of Total Sq. Ft. [2]	% of Annualized Rental Income [3]	Expiration
1. Telstra Corporation Limited	311	0.9%	2.4%	2020
2. Office Depot, Inc.	651	1.9%	2.3%	2023
3. Expedia, Inc.	371	1.1%	2.1%	2018
4. PNC Financial Services Group	587	1.7%	2.0%	2017 to 2021
5. John Wiley & Sons, Inc.	342	1.0%	2.0%	2017
6. U.S. Government	507	1.5%	1.9%	2013 to 2032
7. The Bank of New York Mellon Corp.	395	1.1%	1.5%	2015 to 2021
8. Royal Dutch Shell plc	700	2.0%	1.5%	2016 and 2026
9. J.P. Morgan Chase & Co.	375	1.1%	1.5%	2014 to 2025
10. Flextronics International Ltd.	1,051	3.1%	1.4%	2019
11. United Healthcare Services Inc.	479	1.4%	1.4%	2017 to 2023
12. CNO Financial Group Inc.	363	1.1%	1.3%	2013 to 2023
13. Wells Fargo & Co	353	1.0%	1.2%	2013 to 2022
14. Ballard Spahr LLP (a law firm)	263	0.8%	1.2%	2014 to 2031
15. Towers Watson & Co.	348	1.0%	1.1%	2013 to 2020
16. Jones Day (a law firm)	343	1.0%	1.1%	2026
17. Level 3 Communications, Inc.	212	0.6%	1.1%	2013 to 2026
18. RE/MAX Holdings, Inc.	248	0.7%	1.1%	2028
19. Carmike Cinemas, Inc.	552	1.6%	1.0%	2016
Total	8,451	24.6%	29.1%	

[1] Excludes properties classified in discontinued operations.

[2] Sq. ft. is pursuant to existing leases as of 9/30/2013 and includes (i) space being fitted out for occupancy and (ii) space which is leased but is not occupied or is being offered for sublease.

[3] Annualized rental income is annualized contractual rents from our tenants pursuant to existing leases as of 9/30/2013, plus straight line rent adjustments and estimated recurring expense reimbursements; includes some triple net lease rents and excludes lease value amortization.

THREE YEAR LEASE EXPIRATION SCHEDULE BY PROPERTY LOCATION [1]



(dollars and sq. ft. in thousands)

	Total as of 9/30/2013		2013		2014		2015		2016 and Thereafter
CBD Properties:									
Total sq. ft.	20,930								
Leased sq. ft. [2]	18,498		391		972		1,815		15,320
Percent			2.1%		5.3%		9.8%		82.8%
Annualized rental income [3]	$ 495,688		$ 8,993		$ 24,890		$ 54,164		$ 407,641
Percent			1.8%		5.0%		10.9%		82.3%
Suburban Properties:									
Total sq. ft.	17,965								
Leased sq. ft. [2]	15,960		629		950		2,126		12,255
Percent			3.9%		6.0%		13.3%		76.8%
Annualized rental income [3]	$ 255,331		7,953		16,107		29,760		201,511
Percent			3.1%		6.3%		11.7%		78.9%
Total:									
Total sq. ft.	38,895								
Leased sq. ft. [2]	34,458		1,020		1,922		3,941		27,575
Percent			3.0%		5.6%		11.4%		80.0%
Annualized rental income [3]	$ 751,019		$ 16,946		$ 40,997		$ 83,924		$ 609,152
Percent			2.3%		5.5%		11.2%		81.0%

[1] Excludes properties classified in discontinued operations.

[2] Sq. ft. is pursuant to existing leases as of 9/30/2013 and includes (i) space being fitted out for occupancy and (ii) space which is leased but is not occupied or is being offered for sublease.

[3] Annualized rental income is annualized contractual rents from our tenants pursuant to existing leases as of 9/30/2013, plus straight line rent adjustments and estimated recurring expense reimbursements; includes some triple net lease rents and excludes lease value amortization.

PORTFOLIO LEASE EXPIRATION SCHEDULE
As of September 30, 2013 [1]



(dollars and sq. ft. in thousands)

Year	Number of Tenants Expiring	Sq. Ft. Expiring [2]	% of Sq. Ft. Expiring	Cumulative % of Sq. Ft. Expiring	Annualized Rental Income Expiring [3]	% of Annualized Rental Income Expiring	Cumulative % of Annualized Rental Income Expiring
2013	164	1,020	3.0%	3.0%	$ 16,946	2.3%	2.3%
2014	233	1,922	5.6%	8.6%	40,997	5.5%	7.8%
2015	254	3,941	11.4%	20.0%	83,924	11.2%	19.0%
2016	257	4,087	11.9%	31.9%	75,747	10.1%	29.1%
2017	216	3,239	9.4%	41.3%	79,012	10.5%	39.6%
2018	172	3,665	10.6%	51.9%	80,837	10.7%	50.3%
2019	76	3,441	10.0%	61.9%	61,362	8.2%	58.5%
2020	72	3,517	10.2%	72.1%	82,475	11.0%	69.5%
2021	45	1,833	5.3%	77.4%	41,659	5.5%	75.0%
2022	36	1,226	3.6%	81.0%	32,973	4.4%	79.4%
Thereafter	102	6,567	19.0%	100.0%	155,087	20.6%	100.0%
Total	1,627	34,458	100.0%		$ 751,019	100.0%	

| Weighted average remaining lease term (in years) | | 6.0 | | | 6.0 | | |

[1] Excludes properties classified in discontinued operations.

[2] Sq. ft. is pursuant to existing leases as of 9/30/2013 and includes (i) space being fitted out for occupancy and (ii) space which is leased but is not occupied or is being offered for sublease.

[3] Annualized rental income is annualized contractual rents from our tenants pursuant to existing leases as of 9/30/2013, plus straight line rent adjustments and estimated recurring expense reimbursements; includes some triple net lease rents and excludes lease value amortization.



EXHIBITS

300 North Greene Street, Greensboro, NC.
Square Feet: 324,305.



CALCULATION OF PROPERTY NET OPERATING INCOME (NOI) AND CASH BASIS NOI

EXHIBIT A

(amounts in thousands)

	For the Three Months Ended		For the Nine Months Ended	
	9/30/2013	9/30/2012	9/30/2013	9/30/2012
Calculation of NOI and Cash Basis NOI [(1)]:				
Rental income	$ 201,741	$ 226,802	$ 699,207	$ 662,587
Operating expenses	(94,632)	(92,005)	(287,650)	(265,227)
Property net operating income (NOI)	107,109	134,797	411,557	397,360
Non cash straight line rent adjustments	(6,679)	(11,752)	(26,944)	(31,064)
Lease value amortization	2,207	2,306	7,061	6,970
Lease termination fees	(434)	(1,242)	(1,737)	(3,226)
Cash Basis NOI	$ 102,203	$ 124,109	$ 389,937	$ 370,040
Reconciliation of Cash Basis NOI to Net (Loss) Income:				
Cash Basis NOI	$ 102,203	$ 124,109	$ 389,937	$ 370,040
Non cash straight line rent adjustments	6,679	11,752	26,944	31,064
Lease value amortization	(2,207)	(2,306)	(7,061)	(6,970)
Lease termination fees	434	1,242	1,737	3,226
Property NOI	107,109	134,797	411,557	397,360
Depreciation and amortization	(52,150)	(52,353)	(169,930)	(154,623)
General and administrative	(25,069)	(12,565)	(61,445)	(34,190)
Acquisition related costs	436	(1,066)	(337)	(5,002)
Operating income	30,326	68,813	179,845	203,545
Interest and other income	227	399	931	1,020
Interest expense	(39,359)	(50,736)	(134,824)	(148,924)
Loss on early extinguishment of debt	-	(220)	(60,027)	(287)
Equity in earnings of investees	10,492	2,868	14,913	8,655
Gain on sale of equity investment	-	-	66,293	-
Income from continuing operations before income tax expense	1,686	21,124	67,131	64,009
Income tax expense	(785)	(1,322)	(2,527)	(1,906)
Income from continuing operations	901	19,802	64,604	62,103
Discontinued operations:				
(Loss) income from discontinued operations	(28)	774	4,390	4,891
Loss on asset impairment from discontinued operations	(217,080)	-	(225,615)	-
Loss on early extinguishment of debt from discontinued operations	-	-	-	(1,608)
Net gain on sale of properties from discontinued operations	-	1,689	3,359	2,039
(Loss) income before gain on sale of properties	(216,207)	22,265	(153,262)	67,425
Gain on sale of properties	-	-	1,596	-
Net (loss) income	$ (216,207)	$ 22,265	$ (151,666)	$ 67,425

(1) Excludes properties classified in discontinued operations.

We calculate NOI on a GAAP and cash basis as shown above. We define NOI as income from our real estate including lease termination fees received from tenants less our property operating expenses, which expenses include property marketing costs. NOI excludes amortization of capitalized tenant improvement costs and leasing commissions. We define Cash Basis NOI as NOI less non cash straight line rent adjustments, lease value amortization and lease termination fees. We consider NOI and Cash Basis NOI to be appropriate supplemental measures to net (loss) income because they may help both investors and management to understand the operations of our properties. We use NOI and Cash Basis NOI internally to evaluate individual, regional and company wide property level performance, and we believe that NOI and Cash Basis NOI provide useful information to investors regarding our results of operations because they reflect only those income and expense items that are incurred at the property level and may facilitate comparisons of our operating performance between periods and with other REITs. The calculation of NOI and Cash Basis NOI exclude certain components of net (loss) income in order to provide results that are more closely related to our properties' results of operations. NOI and Cash Basis NOI do not represent cash generated by operating activities in accordance with GAAP, and should not be considered as alternatives to net (loss) income, net (loss) income attributable to CommonWealth REIT, net (loss) income available for CommonWealth REIT common shareholders, operating income or cash flow from operating activities, determined in accordance with GAAP, or as indicators of our financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. These measures should be considered in conjunction with net (loss) income, net (loss) income attributable to CommonWealth REIT, net (loss) income available for CommonWealth REIT common shareholders, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Operations, Condensed Consolidated Statements of Comprehensive (Loss) Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate NOI and Cash Basis NOI differently than we do.

CALCULATION OF EBITDA AND ADJUSTED EBITDA



EXHIBIT B

(amounts in thousands)

	For the Three Months Ended		For the Nine Months Ended	
	9/30/2013	9/30/2012	9/30/2013	9/30/2012
Net (loss) income	$ (216,207)	$ 22,265	$ (151,666)	$ 67,425
Plus: interest expense from continuing operations	39,359	50,736	134,824	148,924
Plus: interest expense from discontinued operations	313	402	954	1,557
Plus: income tax expense	785	1,322	2,527	1,906
Plus: depreciation and amortization from continuing operations	52,150	52,353	169,930	154,623
Plus: depreciation and amortization from discontinued operations	8,157	11,084	24,289	33,717
EBITDA	(115,443)	138,162	180,858	408,152
Plus: loss on asset impairment from discontinued operations	217,080	-	225,615	-
Plus: acquisition related costs from continuing operations	(436)	1,066	337	5,002
Plus: loss on early extinguishment of debt from continuing operations	-	220	60,027	287
Plus: loss on early extinguishment of debt from discontinued operations	-	-	-	1,608
Plus: shareholder litigation costs and related expenses	13,792	-	23,917	-
Plus: adjusted EBITDA from investees	15,877	6,597	21,419	18,991
Less: gain on sale of properties	-	-	(1,596)	-
Less: net gain on sale of properties from discontinued operations	-	(1,689)	(3,359)	(2,039)
Less: equity in earnings of investees	(10,492)	(2,868)	(14,913)	(8,655)
Less: gain on sale of equity investment	-	-	(66,293)	-
Adjusted EBITDA	$ 120,378	$ 141,488	$ 426,012	$ 423,346

We calculate EBITDA and Adjusted EBITDA as shown above. We consider EBITDA and Adjusted EBITDA to be appropriate measures of our operating performance, along with net (loss) income, net (loss) income attributable to CommonWealth REIT, net (loss) income available for CommonWealth REIT common shareholders, operating income and cash flow from operating activities. We believe that EBITDA and Adjusted EBITDA provide useful information to investors because by excluding the effects of certain historical amounts, such as interest, depreciation and amortization expense, EBITDA and Adjusted EBITDA may facilitate a comparison of current operating performance with our past operating performance. EBITDA and Adjusted EBITDA do not represent cash generated by operating activities in accordance with GAAP and should not be considered an alternative to net (loss) income, net (loss) income attributable to CommonWealth REIT, net (loss) income available for CommonWealth REIT common shareholders, operating income or cash flow from operating activities, determined in accordance with GAAP, or as an indicator of our financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. We believe that EBITDA and Adjusted EBITDA may facilitate an understanding of our consolidated historical operating results. These measures should be considered in conjunction with net (loss) income, net (loss) income attributable to CommonWealth REIT, net (loss) income available for CommonWealth REIT common shareholders, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Operations, Condensed Consolidated Statements of Comprehensive (Loss) Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate EBITDA and Adjusted EBITDA differently than we do.



CALCULATION OF FUNDS FROM OPERATIONS (FFO) AND NORMALIZED FFO

EXHIBIT C

(amounts in thousands, except per share data)

	For the Three Months Ended		For the Nine Months Ended	
	9/30/2013	9/30/2012	9/30/2013	9/30/2012
Calculation of FFO:				
Net (loss) income attributable to CommonWealth REIT	$ (216,315)	$ 17,618	$ (171,759)	$ 57,363
Plus: depreciation and amortization from continuing operations	52,150	52,353	169,930	154,623
Plus: depreciation and amortization from discontinued operations	8,157	11,084	24,289	33,717
Plus: loss on asset impairment from discontinued operations	217,080	-	225,615	-
Plus: FFO from investees	14,095	5,472	18,996	16,070
Plus: net income attributable to noncontrolling interest	108	4,647	20,093	10,062
Less: FFO attributable to noncontrolling interest	(142)	(5,796)	(26,270)	(12,270)
Less: gain on sale of properties	-	-	(1,596)	-
Less: net gain on sale of properties from discontinued operations	-	(1,689)	(3,359)	(2,039)
Less: equity in earnings of investees	(10,492)	(2,868)	(14,913)	(8,655)
FFO attributable to CommonWealth REIT	64,641	80,821	241,026	248,871
Less: preferred distributions	(11,151)	(12,755)	(33,453)	(40,401)
FFO available for CommonWealth REIT common shareholders	$ 53,490	$ 68,066	$ 207,573	$ 208,470
Calculation of Normalized FFO:				
FFO attributable to CommonWealth REIT	$ 64,641	$ 80,821	$ 241,026	$ 248,871
Plus: acquisition related costs from continuing operations	(436)	1,066	337	5,002
Plus: normalized FFO from investees	14,444	5,633	19,350	16,293
Plus: loss on early extinguishment of debt from continuing operations	-	220	60,027	287
Plus: loss on early extinguishment of debt from discontinued operations	-	-	-	1,608
Plus: shareholder litigation costs and related expenses	13,792	-	23,917	-
Plus: average minimum rent from direct financing lease	329	329	987	987
Plus: FFO attributable to noncontrolling interest	142	5,796	26,270	12,270
Less: normalized FFO attributable to noncontrolling interest	(142)	(5,968)	(26,573)	(12,641)
Less: FFO from investees	(14,095)	(5,472)	(18,996)	(16,070)
Less: interest earned from direct financing lease	(272)	(353)	(877)	(1,119)
Less: gain on sale of equity investment	-	-	(66,293)	-
Normalized FFO attributable to CommonWealth REIT	78,403	82,072	259,175	255,488
Less: preferred distributions	(11,151)	(12,755)	(33,453)	(40,401)
Normalized FFO available for CommonWealth REIT common shareholders	$ 67,252	$ 69,317	$ 225,722	$ 215,087
Weighted average common shares outstanding -- basic and diluted [1]	118,328	83,745	110,353	83,731
FFO available for CommonWealth REIT common shareholders per share – basic and diluted [1]	$ 0.45	$ 0.81	$ 1.88	$ 2.49
Normalized FFO available for CommonWealth REIT common shareholders per share -- basic and diluted [1]	$ 0.57	$ 0.83	$ 2.05	$ 2.57

[1] Assuming no fundamental change has occurred, at 9/30/2013, we had 15,180 series D preferred shares outstanding that were convertible into 7,298 common shares and the effect of a conversion of our series D cumulative convertible preferred shares on FFO and Normalized FFO available for CommonWealth REIT common shareholders per share is anti-dilutive for all periods presented. See Exhibit E for calculations of diluted FFO available for common shareholders, diluted Normalized FFO available for common shareholders and weighted average common shares outstanding. If the arbitration panel determines that the Corvex/Related consent solicitation is legally effective and CWH's entire Board of Trustees has been removed, such removal would constitute a fundamental change under the 6.5% series D cumulative convertible preferred shares giving holders of such shares the option to convert these shares into common shares at a ratio based on 98% of the average closing market price for a period before such removal is effective unless CWH repurchases these shares for their par value plus accrued and unpaid distributions.

We calculate FFO and Normalized FFO as shown above. FFO is calculated on the basis defined by The National Association of Real Estate Investment Trusts, or NAREIT, which is net income, calculated in accordance with GAAP, plus real estate depreciation and amortization, loss on real estate asset impairment, non-recurring legal fees, net income attributable to noncontrolling interest and FFO from equity investees, excluding any gain or loss on sale of properties, equity in earnings from investees and FFO attributable to noncontrolling interests. Our calculation of Normalized FFO differs from NAREIT's definition of FFO because we exclude acquisition related costs, gain from sale of equity investment, loss on early extinguishment of debt, shareholder litigation costs and related expenses, the difference between average minimum rent and interest earned from our direct financing lease and the difference between FFO and Normalized FFO from equity investees and noncontrolling interests. We consider FFO and Normalized FFO to be appropriate measures of operating performance for a REIT, along with net (loss) income, net (loss) income attributable to CommonWealth REIT, net (loss) income available for CommonWealth REIT common shareholders, operating income and cash flow from operating activities. We believe that FFO and Normalized FFO provide useful information to investors because by excluding the effects of certain historical amounts, such as depreciation expense, FFO and Normalized FFO may facilitate a comparison of our operating performance between periods and between us and other REITs. FFO and Normalized FFO are among the factors considered by our Board of Trustees when determining the amount of distributions to our shareholders. Other factors include, but are not limited to, requirements to maintain our status as a REIT, limitations in our revolving credit facility and term loan agreement and public debt covenants, the availability of debt and equity capital to us, our cash available for distribution, our expectation of our future capital requirements and operating performance, and our expected needs and availability of cash to pay our obligations. FFO and Normalized FFO do not represent cash generated by operating activities in accordance with GAAP and should not be considered as alternatives to net (loss) income, net (loss) income attributable to CommonWealth REIT, net (loss) income available for CommonWealth REIT common shareholders, operating income or cash flow from operating activities, determined in accordance with GAAP, or as indicators of our financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. These measures should be considered in conjunction with net (loss) income, net (loss) income attributable to CommonWealth REIT, net (loss) income available for CommonWealth REIT common shareholders, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Operations, Condensed Consolidated Statements of Comprehensive (Loss) Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate FFO and Normalized FFO differently than we do.

CALCULATION OF CASH AVAILABLE FOR DISTRIBUTION (CAD)

(amounts in thousands, except per share data)



EXHIBIT D

	For the Three Months Ended		For the Nine Months Ended	
	9/30/2013	9/30/2012	9/30/2013	9/30/2012
Normalized FFO available for CommonWealth REIT common shareholders [1]	$ 67,252	$ 69,317	$ 225,722	$ 215,087
Plus: lease value amortization from continuing operations	2,207	2,306	7,061	6,970
Plus: lease value amortization from discontinued operations	49	143	155	493
Plus: amortization of prepaid interest and debt discounts from continuing operations	(592)	1,001	321	2,717
Plus: amortization of prepaid interest and debt discounts from discontinued operations	-	-	-	35
Plus: distributions from investees	9,680	4,179	13,959	12,537
Plus: non-cash general and administrative expenses paid in common shares [2]	643	591	1,775	1,144
Plus: minimum cash rent from direct financing lease	2,024	2,024	6,073	6,073
Plus: normalized FFO attributable to noncontrolling interest	142	5,968	26,573	12,641
Less: CAD attributable to noncontrolling interest	-	(5,714)	(23,792)	(11,849)
Less: average minimum rent from direct financing lease	(329)	(329)	(987)	(987)
Less: straight line rent from continuing operations	(6,679)	(11,752)	(26,944)	(31,064)
Less: straight line rent from discontinued operations	421	1,077	888	2,398
Less: recurring capital expenditures	(38,463)	(29,726)	(95,285)	(84,067)
Less: normalized FFO from investees	(14,444)	(5,633)	(19,350)	(16,293)
CAD	$ 21,911	$ 33,452	$ 116,169	$ 115,835
Weighted average common shares outstanding -- basic	118,328	83,745	110,353	83,731
CAD per share	$ 0.19	$ 0.40	$ 1.05	$ 1.38

[1] See Exhibit C for calculation of Normalized FFO and for a reconciliation of net (loss) income attributable to CommonWealth REIT determined in accordance with GAAP to those amounts.

[2] Represents the amortized value of shares issued during the year to trustees of CWH and SIR (during the periods when SIR was a consolidated subsidiary of CWH), to officers of CWH and SIR, and to RMR employees, under CWH's and SIR's equity award plans.

We calculate CAD as shown above. We consider CAD to be an appropriate measure of our operating performance, along with net (loss) income, net (loss) income attributable to CommonWealth REIT, net (loss) income available for CommonWealth REIT common shareholders, operating income and cash flow from operating activities. We believe that CAD provides useful information to investors because CAD may facilitate a comparison of cash based operating performance between periods. CAD does not represent cash generated by operating activities in accordance with GAAP and should not be considered as an alternative to net (loss) income, net (loss) income attributable to CommonWealth REIT, net (loss) income available for CommonWealth REIT common shareholders, operating income or cash flow from operating activities, determined in accordance with GAAP, or as an indicator of our financial performance or liquidity, nor is this measure necessarily indicative of sufficient cash flow to fund all of our needs. We believe CAD may facilitate an understanding of our consolidated historical operating results. This measure should be considered in conjunction with net (loss) income, net (loss) income attributable to CommonWealth REIT, net (loss) income available for CommonWealth REIT common shareholders, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Operations, Condensed Consolidated Statements of Comprehensive (Loss) Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate CAD differently than we do.

CALCULATION OF DILUTED NET INCOME, FFO AND NORMALIZED FFO AND WEIGHTED AVERAGE COMMON SHARES OUTSTANDING

(amounts in thousands)



EXHIBIT E

	For the Three Months Ended		For the Nine Months Ended	
	9/30/2013	9/30/2012	9/30/2013	9/30/2012
Net (loss) income available for CommonWealth REIT common shareholders	$ (227,466)	$ (122)	$ (205,212)	$ 11,977
Add -- Series D convertible preferred distributions [1]	6,167	6,167	18,501	18,501
Net (loss) income available for CommonWealth REIT common shareholders -- diluted	$ (221,299)	$ 6,045	$ (186,711)	$ 30,478
FFO available for CommonWealth REIT common shareholders [2]	$ 53,490	$ 68,066	$ 207,573	$ 208,470
Add -- Series D convertible preferred distributions [1]	6,167	6,167	18,501	18,501
FFO available for CommonWealth REIT common shareholders -- diluted	$ 59,657	$ 74,233	$ 226,074	$ 226,971
Normalized FFO available for CommonWealth REIT common shareholders [2]	$ 67,252	$ 69,317	$ 225,722	$ 215,087
Add -- Series D convertible preferred distributions [1]	6,167	6,167	18,501	18,501
Normalized FFO available for CommonWealth REIT common shareholders -- diluted	$ 73,419	$ 75,484	$ 244,223	$ 233,588
Weighted average common shares outstanding -- basic	118,328	83,745	110,353	83,731
Effect of dilutive Series D preferred shares [1]	7,298	7,298	7,298	7,298
Weighted average common shares outstanding -- diluted	125,626	91,043	117,651	91,029

[1] Assuming no fundamental change has occured, as of 9/30/2013, we had 15,180 series D cumulative convertible preferred shares outstanding that were convertible into 7,298 common shares and the effect of a conversion of our series D cumulative convertible preferred shares on income from continuing operations attributable to CommonWealth REIT common shareholders per share is anti-dilutive to income, FFO and Normalized FFO for all periods presented. If the arbitration panel determines that the Corvex/Related consent solicitation is legally effective and CWH's entire Board of Trustees has been removed, such removal would constitute a fundamental change under the 6.5% series D cumulative convertible preferred shares giving holders of such shares the option to convert these shares into common shares at a ratio based on 98% of the average closing market price for a period before such removal is effective unless CWH repurchases these shares for their par value plus accrued and unpaid distributions.

[2] See Exhibit C for calculation of FFO available for CommonWealth REIT common shareholders and Normalized FFO available for CommonWealth REIT common shareholders and for a reconciliation of net (loss) income attributable to CommonWealth REIT determined in accordance with GAAP to those amounts.

PROPERTY DETAIL
(sorted by location)

(dollars in thousands)



EXHIBIT F

Property	City	State	No. of Buildings	Property Type	9/30/2013 Sq. Ft.	9/30/2013 % Leased	9/30/2013 Annualized Rental Income [1]	9/30/2013 Undepreciated Book Value [2]	9/30/2013 Net Book Value [3]	Date Acquired	Weighted Average Construction Date [4]
Continuing Operations:											
1. 2501 20th Place South	Birmingham	AL	1	CBD	125,722	97.4%	$ 2,929	$ 24,086	$ 20,654	12/27/2006	2001
2. 420 20th Street North	Birmingham	AL	1	CBD	514,893	78.7%	9,742	54,903	52,062	7/29/2011	1986
3. Inverness Center	Birmingham	AL	4	Suburban	475,951	89.6%	8,290	49,893	46,423	12/9/2010	1981
4. 785 Schilinger Road South	Mobile	AL	1	Suburban	72,000	100.0%	1,031	11,269	9,827	10/22/2007	1998
5. Arizona Center	Phoenix	AZ	4	CBD	1,070,724	95.1%	15,675	90,998	86,716	3/4/2011	1991
6. 4 South 84th Avenue	Tolleson	AZ	1	Suburban	236,007	100.0%	1,461	11,163	8,833	12/19/2003	1990
7. One South Church Avenue	Tucson	AZ	1	CBD	240,811	55.6%	3,238	32,211	24,213	2/27/2002	1986
8. Parkshore Plaza	Folsom	CA	4	Suburban	269,281	90.9%	5,951	46,481	44,086	6/16/2011	1999
9. Leased Land	Gonzalez	CA	7	Suburban	Land	100.0%	3,181	31,827	30,282	8/31/2010	-
10. Sky Park Centre	San Diego	CA	2	Suburban	63,485	100.0%	1,298	10,128	7,112	6/24/2002	1986
11. Sorrento Valley Business Park	San Diego	CA	4	Suburban	105,003	100.0%	2,185	17,123	10,941	12/31/1996	1984
12. 1921 E. Alton Avenue	Santa Ana	CA	1	Suburban	67,846	84.7%	1,675	11,514	8,956	11/10/2003	2000
13. 9110 East Nichols Avenue	Centennial	CO	1	Suburban	143,958	96.2%	2,466	20,285	15,419	11/2/2001	1984
14. 7450 Campus Drive	Colorado Springs	CO	1	Suburban	77,411	100.0%	1,839	9,316	8,634	4/30/2010	1996
15. 1225 Seventeenth Street	Denver	CO	1	CBD	672,465	86.2%	18,909	140,482	127,627	6/24/2009	1982
16. 5073, 5075, & 5085 S. Syracuse Street	Denver	CO	1	Suburban	248,493	100.0%	8,035	63,610	58,579	4/16/2010	2007
17. 1601 Dry Creek Drive	Longmont	CO	1	Suburban	552,865	97.0%	8,269	32,884	25,182	10/26/2004	1982
18. 129 Worthington Ridge Road	Berlin	CT	1	Suburban	227,500	100.0%	837	5,252	4,866	10/24/2006	1962
19. 97 Newberry Road	East Windsor	CT	1	Suburban	289,386	100.0%	1,756	15,350	13,183	10/24/2006	1989
20. 185 Asylum Street	Hartford	CT	1	CBD	868,395	98.9%	20,673	76,834	74,559	3/30/2012	1983
21. 599 Research Parkway	Meriden	CT	1	Suburban	48,249	100.0%	813	8,092	6,471	7/24/2003	1982
22. 33 Stiles Lane	North Haven	CT	1	Suburban	175,301	100.0%	1,092	11,447	9,824	10/24/2006	1970
23. 181 Marsh Hill Road	Orange	CT	1	Suburban	162,036	100.0%	1,183	10,371	8,977	10/24/2006	1993
24. 50 Barnes Industrial Road North	Wallingford	CT	1	Suburban	154,255	100.0%	1,373	13,849	11,874	10/24/2006	1976
25. 5-9 Barnes Industrial Road	Wallingford	CT	1	Suburban	38,006	99.3%	394	3,328	2,871	10/24/2006	1980
26. 860 North Main Street	Wallingford	CT	1	Suburban	31,165	99.5%	430	4,815	4,044	10/24/2006	1982
27. One Barnes Industrial Road South	Wallingford	CT	1	Suburban	30,170	100.0%	351	3,056	2,661	10/24/2006	1977
28. 100 Northfield Drive	Windsor	CT	1	Suburban	116,986	84.0%	1,759	15,407	11,505	8/29/2003	1988
29. 1250 H Street, NW	Washington	DC	1	CBD	187,684	54.5%	4,769	63,382	41,488	6/23/1998	1991
30. Georgetown-Green and Harris Buildings	Washington	DC	2	CBD	240,475	100.0%	6,072	59,978	56,305	9/3/2009	1968
31. 802 Delaware Avenue	Wilmington	DE	1	CBD	240,780	100.0%	3,464	54,410	34,371	7/23/1998	1986
32. 6600 North Military Trail	Boca Raton	FL	3	Suburban	639,830	100.0%	17,380	145,690	136,767	1/11/2011	2008
33. 225 Water Street	Jacksonville	FL	1	CBD	318,997	41.9%	2,817	48,018	42,038	11/24/2008	1985
34. The Exchange	Atlanta	GA	2	Suburban	187,632	81.3%	2,549	17,866	14,190	9/9/2004;9/2/2005	1978
35. 9040 Roswell Road	Atlanta	GA	1	Suburban	178,941	82.0%	2,657	23,082	18,430	8/24/2004	1985
36. Executive Park	Atlanta	GA	9	Suburban	427,160	65.5%	4,928	63,213	51,533	7/16/2004;7/26/2007	1972
37. 3920 Arkwright Road	Macon	GA	1	Suburban	196,156	89.8%	3,201	24,384	20,377	4/28/2006	1988

(1) Annualized rental income is annualized contractual rents from our tenants pursuant to existing leases as of 9/30/2013, plus straight line rent adjustments and estimated recurring expense reimbursements; includes some triple net lease rents
      and excludes lease value amortization.
(2) Represents the carrying value of real estate properties, after purchase price allocations, impairment writedowns and currency adjustments, if any.
(3) Represents the carrying value of real estate properties, after depreciation and amortization, purchase price allocations, impairment writedowns and currency adjustments, if any.
(4) Weighted based on square feet.

PROPERTY DETAIL (continued)
(sorted by location)



EXHIBIT F

(dollars in thousands)

Property	City	State	No. of Buildings	Property Type	9/30/2013 Sq. Ft.	9/30/2013 % Leased	9/30/2013 Annualized Rental Income [1]	9/30/2013 Undepreciated Book Value [2]	9/30/2013 Net Book Value [3]	Date Acquired	Weighted Average Construction Date [4]
Continuing Operations (continued):											
38. 1775 West Oak Commons Court	Marietta	GA	1	Suburban	79,854	100.0%	1,167	9,761	8,737	9/5/2007	1998
39. 633 Ahua Street	Honolulu	HI	1	Suburban	120,803	71.5%	1,256	19,305	16,473	12/5/2003	2007
40. 905 Meridian Lake Drive	Aurora	IL	1	Suburban	74,652	100.0%	2,179	15,378	13,199	5/1/2007	1999
41. 1200 Lakeside Drive	Bannockburn	IL	1	Suburban	260,084	74.3%	4,723	64,414	54,255	12/29/2005	1999
42. Illinois Center	Chicago	IL	2	CBD	2,090,035	75.6%	47,442	322,958	309,612	5/11/2011;1/9/2012	1971
43. 600 West Chicago Avenue	Chicago	IL	2	CBD	1,511,849	98.3%	47,468	352,152	334,964	8/10/2011	1908
44. 8750 Bryn Mawr Avenue	Chicago	IL	2	Suburban	631,518	91.8%	15,517	87,690	81,600	10/28/2010	1985
45. 1955 West Field Court	Lake Forest	IL	1	Suburban	59,130	100.0%	1,159	13,877	11,515	12/14/2005	2001
46. 101-115 W. Washington Street	Indianapolis	IN	1	CBD	634,058	87.0%	11,239	87,839	69,875	5/10/2005	1977
47. 111 Monument Circle	Indianapolis	IN	2	CBD	1,060,999	91.4%	25,281	168,586	164,961	10/22/2012	1985
48. 11300 Corporate Avenue	Lenexa	KS	1	Suburban	170,000	0.0%	-	18,595	16,531	7/16/2008	1990
49. Lenexa Industrial Park	Lenexa	KS	25	Suburban	736,593	84.0%	4,312	29,908	27,446	7/17/2008	1980
50. Southlake Office Park	Lenexa	KS	14	Suburban	763,511	64.5%	8,680	71,557	64,971	7/17/2008	1995
51. 5015 S. Water Circle	Wichita	KS	1	Suburban	113,524	100.0%	580	5,874	5,344	4/2/2007	1994
52. 701 Poydras Street	New Orleans	LA	1	CBD	1,256,971	93.8%	19,301	91,727	87,469	8/29/2011	1972
53. 109 Brookline Avenue	Boston	MA	1	CBD	285,556	94.3%	8,771	48,053	28,243	9/28/1995	1915
54. Cabot Business Park Land	Mansfield	MA	-	Suburban	Land	0.0%	-	1,033	1,033	8/1/2003	-
55. 2300 Crown Colony Drive	Quincy	MA	1	Suburban	45,974	89.1%	929	8,114	6,127	2/24/2004	1999
56. 340 Thompson Road	Webster	MA	1	Suburban	25,000	100.0%	191	3,188	2,011	5/15/1997	1995
57. 100 South Charles Street	Baltimore	MD	1	CBD	159,616	83.0%	2,680	16,300	10,395	11/18/1997	1988
58. 111 Market Place	Baltimore	MD	1	CBD	540,854	99.2%	11,042	75,101	56,335	1/28/2003	1990
59. 25 S. Charles Street	Baltimore	MD	1	CBD	343,815	93.9%	6,594	38,500	28,989	7/16/2004	1972
60. 820 W. Diamond	Gaithersburg	MD	1	Suburban	134,933	79.8%	2,580	32,773	23,830	3/31/1997	1995
61. 6710 Oxon Hill	Oxon Hill	MD	1	Suburban	118,561	48.7%	1,394	19,666	13,148	3/31/1997	1992
62. Danac Stiles Business Park	Rockville	MD	3	Suburban	276,637	85.4%	6,505	74,129	59,637	7/20/2004	2002
63. East Eisenhower Parkway	Ann Arbor	MI	2	Suburban	410,464	92.0%	10,077	54,418	50,471	6/15/2010	1985
64. 2250 Pilot Knob Road	Mendota Heights	MN	1	Suburban	87,183	76.5%	609	6,426	4,302	3/19/1998	1995
65. 9800 Shelard Parkway	Plymouth	MN	1	Suburban	46,765	95.8%	956	6,634	4,325	8/3/1999	1987
66. Rosedale Corporate Plaza	Roseville	MN	3	Suburban	149,116	100.0%	2,914	27,327	20,089	12/1/1999	1987
67. 411 Farwell Avenue	South St. Paul	MN	1	Suburban	422,727	100.0%	1,957	15,699	13,174	6/2/2004	1970
68. 6200 Glenn Carlson Drive	St. Cloud	MN	1	Suburban	338,000	100.0%	2,203	15,753	14,373	10/15/2009	1999
69. 1000 Shelard Parkway	St. Louis Park	MN	1	Suburban	62,390	100.0%	1,384	8,863	5,838	8/3/1999	1986
70. 525 Park Street	St. Paul	MN	1	CBD	75,636	83.6%	1,232	8,756	5,513	8/3/1999	1987
71. 1900 Meyer Drury Drive	Arnold	MO	1	Suburban	65,225	100.0%	1,060	8,552	6,774	2/11/2004	1999
72. 4700 Belleview Avenue	Kansas City	MO	1	Suburban	80,615	73.5%	1,029	6,291	5,740	7/17/2008	1986
73. 131-165 West Ninth Street	N. Kansas City	MO	1	Suburban	75,517	100.0%	268	1,753	1,597	7/17/2008	1970
74. 12655 Olive Boulevard	St. Louis	MO	1	Suburban	98,588	99.7%	2,030	14,273	12,732	10/5/2006	1988

(1) Annualized rental income is annualized contractual rents from our tenants pursuant to existing leases as of 9/30/2013, plus straight line rent adjustments and estimated recurring expense reimbursements; includes some triple net lease rents and excludes lease value amortization.

(2) Represents the carrying value of real estate properties, after purchase price allocations, impairment writedowns and currency adjustments, if any.

(3) Represents the carrying value of real estate properties, after depreciation and amortization, purchase price allocations, impairment writedowns and currency adjustments, if any.

(4) Weighted based on square feet.

PROPERTY DETAIL (continued)
(sorted by location)

(dollars in thousands)



EXHIBIT F

Property	City	State	No. of Buildings	Property Type	9/30/2013 Sq. Ft.	9/30/2013 % Leased	9/30/2013 Annualized Rental Income [1]	9/30/2013 Undepreciated Book Value [2]	9/30/2013 Net Book Value [3]	Date Acquired	Weighted Average Construction Date [4]
Continuing Operations (continued):											
75. 1285 Fern Ridge Parkway	St. Louis	MO	1	Suburban	66,510	75.7%	990	9,617	7,533	11/7/2003	1998
76. 300 North Greene Street	Greensboro	NC	1	CBD	324,305	87.9%	6,338	39,718	36,742	9/14/2010	1989
77. 111 River Street	Hoboken	NJ	1	CBD	521,410	97.8%	21,622	134,392	120,396	8/11/2009	2002
78. 5 Paragon Drive	Montvale	NJ	1	Suburban	119,089	100.0%	3,554	17,682	16,759	2/11/2011	1984
79. One Park Square	Albuquerque	NM	6	CBD	259,737	87.2%	4,376	28,575	21,203	2/12/2002	1985
80. North Point Office Complex	Cleveland	OH	2	CBD	873,335	86.5%	16,975	121,558	106,526	2/12/2008	1988
81. 401 Vine Street	Delmont	PA	1	Suburban	53,980	100.0%	553	7,117	6,299	10/22/2007	1999
82. 515 Pennsylvania Avenue	Fort Washington	PA	1	Suburban	82,000	76.0%	1,348	14,914	10,705	9/22/1997	1960
83. 443 Gulph Road	King of Prussia	PA	1	Suburban	21,000	100.0%	426	4,955	3,062	9/22/1997	1964
84. 4350 Northern Pike	Monroeville	PA	1	Suburban	503,885	46.5%	4,201	74,296	61,680	9/16/2004	1971
85. Cherrington Corporate Center	Moon Township	PA	7	Suburban	454,679	87.5%	7,926	68,287	51,494	9/14/1998;8/23/1999	1991
86. 1500 Market Street	Philadelphia	PA	1	CBD	1,773,690	76.3%	34,790	268,808	207,558	10/10/2002	1974
87. 1525 Locust Street	Philadelphia	PA	1	CBD	98,009	89.7%	2,180	10,881	7,627	6/11/1999	1987
88. 1600 Market Street	Philadelphia	PA	1	CBD	825,968	90.7%	20,476	139,376	84,767	3/30/1998	1983
89. 1735 Market Street	Philadelphia	PA	1	CBD	1,290,678	96.0%	40,254	293,111	191,098	6/30/1998	1990
90. Foster Plaza	Pittsburgh	PA	8	Suburban	726,929	90.2%	12,619	71,250	57,872	9/16/2005	1993
91. 128 Crews Drive	Columbia	SC	1	Suburban	185,600	100.0%	598	3,747	3,493	4/2/2007	1968
92. 1320 Main Street	Columbia	SC	1	CBD	334,075	89.5%	7,291	54,743	53,415	9/18/2012	2004
93. 111 Southchase Boulevard	Fountain Inn	SC	1	Suburban	168,087	100.0%	654	8,309	7,164	5/23/2007	1987
94. 1043 Global Avenue	Graniteville	SC	1	Suburban	450,000	100.0%	1,514	16,552	14,047	4/2/2007	1998
95. 633 Frazier Drive	Franklin	TN	1	Suburban	150,000	100.0%	2,139	18,980	17,010	10/22/2007	1999
96. 775 Ridge Lake Boulevard	Memphis	TN	1	CBD	120,678	86.9%	2,879	20,764	16,351	4/28/2004	2000
97. 1601 Rio Grande Street	Austin	TX	1	CBD	56,219	93.2%	1,226	8,021	5,442	6/3/1999	1985
98. 206 East 9th Street	Austin	TX	1	CBD	170,052	100.0%	5,578	47,089	45,801	5/31/2012	1986
99. 4515 Seton Center Parkway	Austin	TX	1	Suburban	118,249	92.0%	2,311	23,158	15,581	10/8/1999	1997
100. 4516 Seton Center Parkway	Austin	TX	1	Suburban	120,986	85.0%	2,302	23,065	15,516	10/8/1999	1985
101. 7800 Shoal Creek Boulevard	Austin	TX	4	Suburban	151,917	91.3%	2,804	20,139	14,019	6/30/1999	1975
102. 812 San Antonio Street	Austin	TX	1	CBD	59,321	65.4%	994	8,456	5,996	8/18/1999	1987
103. 8701 N Mopac	Austin	TX	1	Suburban	119,858	82.6%	1,913	18,314	12,704	8/3/1999	1982
104. Bridgepoint Parkway	Austin	TX	5	Suburban	440,007	96.7%	11,157	87,121	55,601	12/5/1997	1995
105. Lakewood on the Park	Austin	TX	2	Suburban	180,558	93.3%	3,941	36,721	24,371	10/20/1998	1998
106. Research Park	Austin	TX	4	Suburban	1,110,007	98.0%	11,335	89,954	66,480	10/7/1998	1976
107. 9840 Gateway Boulevard North	El Paso	TX	1	Suburban	72,000	100.0%	1,147	11,432	9,984	10/22/2007	1999
108. 3003 South Expressway 281	Hidalgo	TX	1	Suburban	150,000	100.0%	1,998	17,004	14,684	10/22/2007	1999
109. 3330 N Washington Boulevard	Arlington	VA	1	Suburban	53,533	0.0%	-	8,713	5,864	8/26/1998	1987
110. 6160 Kempsville Circle	Norfolk	VA	1	Suburban	129,565	95.8%	2,269	16,518	11,438	10/25/2002	1987
111. Thunderbolt Place	Chantilly	VA	2	Suburban	100,505	87.9%	1,385	14,683	9,867	9/29/1999	1988

(1) Annualized rental income is annualized contractual rents from our tenants pursuant to existing leases as of 9/30/2013, plus straight line rent adjustments and estimated recurring expense reimbursements; includes some triple net lease rents and excludes lease value amortization.

(2) Represents the carrying value of real estate properties, after purchase price allocations, impairment writedowns and currency adjustments, if any.

(3) Represents the carrying value of real estate properties, after depreciation and amortization, purchase price allocations, impairment writedowns and currency adjustments, if any.

(4) Weighted based on square feet.

PROPERTY DETAIL (continued)
(sorted by location)



EXHIBIT F

(dollars in thousands)

Property	City	State	No. of Buildings	Property Type	9/30/2013 Sq. Ft.	9/30/2013 % Leased	9/30/2013 Annualized Rental Income [1]	9/30/2013 Undepreciated Book Value [2]	9/30/2013 Net Book Value [3]	Date Acquired	Weighted Average Construction Date [4]
Continuing Operations (continued):											
112. 448 Viking Drive	Virginia Beach	VA	1	Suburban	75,374	74.9%	1,007	7,052	5,672	6/4/2004	1991
113. 333 108th Avenue NE	Bellevue	WA	1	CBD	416,503	100.0%	17,418	152,392	138,499	11/12/2009	2008
114. 600 108th Avenue NE	Bellevue	WA	1	CBD	243,520	89.4%	5,198	41,121	32,787	7/16/2004	1980
115. 1331 North Center Parkway	Kennewick	WA	1	Suburban	53,980	100.0%	940	9,187	8,094	10/22/2007	1999
116. 100 East Wisconsin Avenue	Milwaukee	WI	1	CBD	434,467	93.2%	11,613	78,798	72,645	8/11/2010	1989
117. 111 East Kilbourn Avenue	Milwaukee	WI	1	CBD	373,669	92.8%	8,821	54,729	47,652	6/12/2008	1988
118. 7 Modal Crescent	Canning Vale	Australia	1	Suburban	164,160	100.0%	1,550	15,027	14,688	10/7/2010	2001
119. 71-93 Whiteside Road	Clayton	Australia	1	Suburban	303,488	100.0%	2,201	17,350	16,748	10/7/2010	1965
120. 9-13 Titanium Court	Crestmead	Australia	1	Suburban	69,664	46.8%	324	6,260	6,034	10/7/2010	2005
121. 16 Rodborough Road	Frenchs Forest	Australia	1	Suburban	90,525	100.0%	2,439	16,503	15,820	10/7/2010	1987
122. 22 Rodborough Road	Frenchs Forest	Australia	1	Suburban	43,427	71.6%	617	6,999	6,670	10/7/2010	1997
123. 127-161 Cherry Lane	Laverton North	Australia	1	Suburban	278,570	100.0%	1,602	9,017	8,647	10/7/2010	1965
124. 310-314 Invermay Road	Mowbray	Australia	1	Suburban	47,480	100.0%	188	919	881	10/7/2010	1963
125. 253-293 George Town Road	Rocherlea	Australia	1	Suburban	143,914	100.0%	1,059	3,269	3,175	10/7/2010	1963
126. 310-320 Pitt Street	Sydney	Australia	1	CBD	313,865	100.0%	18,328	156,130	149,075	12/21/2010	1989
127. 44-46 Mandarin Street	Villawood	Australia	1	Suburban	226,718	82.7%	1,541	14,300	13,712	10/7/2010	1980
128. 19 Leadership Way	Wangara	Australia	1	Suburban	76,714	100.0%	729	6,777	6,582	10/7/2010	2000
			235		**38,895,231**	**88.6%**	**$ 751,019**	**$ 5,631,070**	**$ 4,757,038**		
Held for Sale as of 11/6/2013:											
1. 11201 N. Tatum Boulevard	Phoenix	AZ	1	Suburban	109,961	36.8%	766	7,866	7,866	2/1/2002	1999
2. Dominguez Technology Center	Carson	CA	5	Suburban	402,000	100.0%	5,905	46,792	44,309	6/30/2010;10/14/2010	1988
3. Madrone Business Park	Morgan Hill	CA	3	Suburban	308,665	70.0%	4,775	25,734	25,734	11/7/2008	2001
4. 8555 Aero Drive	San Diego	CA	1	Suburban	48,561	67.3%	567	6,916	5,441	7/16/2004	1982
5. Fountainview Business Park	San Diego	CA	3	Suburban	89,976	83.9%	1,578	11,520	8,900	7/16/2004	1980
6. 101 Barnes Road	Wallingford	CT	1	Suburban	45,755	90.5%	833	1,397	1,397	12/22/1998	1988
7. 15 Sterling Drive	Wallingford	CT	1	Suburban	173,015	78.5%	1,503	4,375	4,375	10/24/2006	1978
8. 35 Thorpe Avenue	Wallingford	CT	1	Suburban	79,862	25.5%	422	5,745	5,745	6/1/1998	1986
9. Village Lane	Wallingford	CT	2	Suburban	58,185	100.0%	728	3,645	3,645	10/24/2006	1977
10. 400 Princeton Boulevard	Adairsville	GA	1	Suburban	292,000	100.0%	672	4,081	4,081	4/2/2007	1993
11. Corporate Square	Atlanta	GA	5	Suburban	246,225	83.5%	3,356	16,622	16,622	7/16/2004	1967
12. 1000 Holcomb Woods Parkway	Roswell	GA	8	Suburban	244,379	67.0%	1,705	11,749	11,749	8/23/2005	1985
13. 625 Crane Street	Aurora	IL	1	Suburban	103,683	100.0%	408	3,479	3,479	4/2/2007	1977
14. 1717 Deerfield Road	Deerfield	IL	1	Suburban	141,186	69.5%	2,230	7,728	7,728	12/14/2005	1986
15. 11350 North Meridian Street	Carmel	IN	1	Suburban	72,264	67.7%	759	2,494	2,494	6/15/2006	1982
16. Adams Place	Braintree/Quincy	MA	2	Suburban	230,259	79.1%	3,836	18,168	18,168	4/3/1998	1988
17. Cabot Business Park	Mansfield	MA	2	Suburban	252,755	50.1%	2,036	15,207	15,207	8/1/2003	1980
18. Myles Standish Industrial Park	Taunton	MA	2	Suburban	74,800	100.0%	1,141	5,680	5,680	8/29/2007	1988
19. 8800 Queen Avenue South	Bloomington	MN	1	Suburban	280,822	81.4%	3,489	11,772	11,772	3/19/1998	1957

(1) Annualized rental income is annualized contractual rents from our tenants pursuant to existing leases as of 9/30/2013, plus straight line rent adjustments and estimated recurring expense reimbursements; includes some triple net lease rents and excludes lease value amortization.

(2) Represents the carrying value of real estate properties, after purchase price allocations, impairment writedowns and currency adjustments, if any.

(3) Represents the carrying value of real estate properties, after depreciation and amortization, purchase price allocations, impairment writedowns and currency adjustments, if any.

(4) Weighted based on square feet.



EXHIBIT F

PROPERTY DETAIL (continued)

(sorted by location)

(dollars in thousands)

Property	City	State	No. of Buildings	Property Type	9/30/2013 Sq. Ft.	9/30/2013 % Leased	9/30/2013 Annualized Rental Income [(1)]	9/30/2013 Undepreciated Book Value [(2)]	9/30/2013 Net Book Value [(3)]	Date Acquired	Weighted Average Construction Date [(4)]
Held for Sale as of 11/6/2013 (continued):											
20. 7 -9 Vreeland Road	Florham Park	NJ	1	Suburban	155,891	74.1%	2,246	6,814	6,814	7/31/1998	1979
21. 1000 Voorhees Drive and 333 and 400 Laurel Oak Drive	Voorhees	NJ	3	Suburban	152,579	67.5%	1,880	10,686	10,686	5/26/1998	1990
22. 500 4th Street & Roma	Albuquerque	NM	2	CBD	229,123	67.6%	2,799	14,503	14,503	12/6/2002	1974
23. Widewaters Parkway	Dewitt	NY	8	Suburban	514,241	76.6%	6,218	22,842	22,842	12/28/1999;3/14/2006	1986
24. 5062 Brittonfield Parkway	East Syracuse	NY	1	Suburban	40,162	100.0%	1,041	3,566	3,566	3/14/2006	1995
25. Woodcliff Drive	Fairport	NY	6	Suburban	516,760	83.5%	8,785	42,333	39,815	3/14/2006	1995
26. 1601 Veterans Highway	Islandia	NY	1	Suburban	63,608	82.5%	1,225	3,281	3,281	6/11/1999	1987
27. Two Corporate Center Drive	Melville	NY	1	Suburban	291,230	47.8%	3,269	21,320	21,320	7/22/1999	1985
28. Interstate Place	North Syracuse	NY	2	Suburban	61,399	81.0%	814	2,752	2,752	3/14/2006	1973
29. 1000 Pittsford-Victor Road	Pittsford	NY	1	Suburban	73,358	50.4%	541	2,649	2,649	3/14/2006	1986
30. 1200 Pittsford - Victor Road	Pittsford	NY	1	Suburban	18,900	100.0%	365	1,791	1,791	11/30/2004	2004
31. Corporate Crossing	Pittsford	NY	5	Suburban	216,126	79.8%	3,377	13,674	13,674	11/30/2004	2000
32. Canal View Boulevard	Rochester	NY	3	Suburban	118,375	100.0%	1,629	11,484	10,193	1/6/2006	2000
33. 14 Classic Street	Sherburne	NY	1	Suburban	37,084	100.0%	204	1,389	1,154	3/14/2006	1979
34. 110 W Fayette Street	Syracuse	NY	1	CBD	304,906	79.8%	3,633	19,034	19,034	6/29/1999	1972
35. 251 Salina Meadows Parkway	Syracuse	NY	1	Suburban	65,617	86.2%	899	2,653	2,653	9/24/1999	1990
36. 11311 Cornell Park Drive	Blue Ash	OH	1	Suburban	93,413	83.1%	1,197	6,499	6,499	6/15/2006	1982
37. 5300 Kings Island Drive	Mason	OH	1	Suburban	159,421	78.6%	1,719	10,973	10,973	6/10/1998	1994
38. 3 Crown Point Court	Sharonville	OH	1	Suburban	73,987	100.0%	1,464	9,579	7,871	12/30/2005	1999
39. Raintree Industrial Park	Solon	OH	12	Suburban	563,182	84.1%	2,050	11,432	11,396	7/16/2004	1975
40. 16th and Race Street	Philadelphia	PA	1	CBD	608,625	0.2%	-	49,325	49,325	11/13/1997	1980
41. Stephenson Center	Columbia	SC	3	Suburban	104,300	72.8%	1,197	6,853	6,853	2/21/2007	1985
42. Synergy Business Park	Columbia	SC	4	Suburban	311,382	72.6%	3,453	17,781	17,781	5/10/2006	1986
43. 6060 Primacy Parkway	Memphis	TN	1	Suburban	130,574	82.5%	1,936	14,459	11,289	7/29/2004	1983
44. 1035 Virginia Drive	Fort Washington	PA	1	Suburban	29,785	29.3%	131	661	661	9/29/1999	1988
45. 580 Virginia Drive	Fort Washington	PA	1	Suburban	47,609	57.1%	475	1,030	1,030	9/29/1999	1988
46. Stafford Commerce Center	Stafford	VA	4	Suburban	149,023	22.9%	880	12,074	12,074	6/1/2011	2002
47. Stafford Commerce Park	Stafford	VA	2	Suburban	117,929	34.9%	1,055	10,314	10,314	7/12/2010	2007
			112		**8,502,942**	**70.4%**	**$ 91,191**	**$ 542,721**	**$ 527,185**		

(1) Annualized rental income is annualized contractual rents from our tenants pursuant to existing leases as of 9/30/2013, plus straight line rent adjustments and estimated recurring expense reimbursements; includes some triple net lease rents and excludes lease value amortization.

(2) Represents the carrying value of real estate properties, after purchase price allocations, impairment writedowns and currency adjustments, if any.

(3) Represents the carrying value of real estate properties, after depreciation and amortization, purchase price allocations, impairment writedowns and currency adjustments, if any.

(4) Weighted based on square feet.



CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS - DISCONTINUED OPERATIONS

EXHIBIT G

(dollars in thousands)

	For the Three Months Ended		For the Nine Months Ended	
	9/30/2013	9/30/2012	9/30/2013	9/30/2012
Rental income [1]	$ 27,619	$ 34,859	$ 89,399	$ 105,694
Expenses:				
Operating expenses	17,417	20,572	54,226	59,533
Depreciation and amortization	8,157	11,084	24,289	33,717
General and administrative	1,761	2,027	5,553	6,076
Total expenses	27,335	33,683	84,068	99,326
Operating income	284	1,176	5,331	6,368
Interest and other income	1	-	13	80
Interest expense	(313)	(402)	(954)	(1,557)
(Loss) income from discontinued operations	$ (28)	$ 774	$ 4,390	$ 4,891

(1) We report rental income on a straight line basis over the terms of the respective leases; rental income includes non-cash straight line rent adjustments. Rental income also includes non-cash amortization of intangible lease assets and liabilities.